SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                             FORM U5B

                 Great Plains Energy Incorporated
                        Name of Registrant

        Name, Title and Address of Officer to Whom Notices
           and Correspondence Concerning This Statement
                       Should be Addressed:

                        Andrea F. Bielsker
  Vice President - Finance, Chief Financial Officer and Treasurer
                  Great Plains Power Incorporated
                            1201 Walnut
                    Kansas City, Missouri 64106




                     Glossary of Defined Terms


Act Public Utility Holding Company Act of 1935, as amended

DTI                 DTI Holdings, Inc.

FERC                Federal Energy Regulatory Commission

GPE                 Great Plains Energy Incorporated

KCPL                Kansas City Power & Light Company

Reorganization U-1  The Form U-1 Application/Declaration filed by
                    Great Plains Energy Incorporated, et al., in
                    File No. 70-9861.

WCNOC               Wolf Creek Nuclear Operating Corporation

                      REGISTRATION STATEMENT

The undersigned holding company hereby submits its registration statement to the Securities and Exchange Commission pursuant to
Section 5 of the Public Utility Holding Company Act of 1935.

1.   Exact name of registrant:

     Great Plains Energy Incorporated

2.   Address of principal executive offices:

     1201 Walnut
     Kansas City, MO 64106

3.   Name and address of chief accounting officer:

     Neil A. Roadman
     Controller
     Great Plains Energy Incorporated
     1201 Walnut
     Kansas City, MO 64106

4. Furnish the following information as to the registrant and each subsidiary company thereof (indented to show degree of remoteness from registrant) as of 12/27/01:


        Col. A             Col. B       Col. C            Col D.
    Name of Company     Organization   State of      Type of Business
                        (Corporation,  Organiza-
                        Trust, etc.)     tion


Great Plains Energy     Corporation   Missouri    Registered holding
Incorporated                                      company

  Great Plains Power    Corporation   Missouri    Power generation
  Incorporated

  Kansas City Power &   Corporation   Missouri    Electric public utility
  Light Company


    Kansas City Power & Corporation   Delaware    Financing subsidiary
    Light Receivables
    Company

    Wolf Creek Nuclear  Corporation   Delaware    Nuclear operation and
    Operating                                     management company
    Corporation

    Home Service        Corporation   Missouri    Intermediate holding
    Solutions Inc.                                company

      Worry Free        Corporation   Missouri    Energy-related company
      Service, Inc.

      R.S. Andrews      Corporation   Delaware    Energy-related company
      Enterprises,
      Inc.

        RSA Services    Corporation   Georgia     Energy-related company
        Termite &
        Pest Control,
        Inc.

        Premier Service Corporation   Georgia     Energy-related company
        Systems,
        Inc.
                                    2


        R.S. Andrews    Corporation   Georgia     Energy-related company
        Enterprises
        of Alabama,
        Inc.

        R.S. Andrews    Corporation   Georgia     Energy-related company
        Enterprises
        of Charleston,
        Inc.

        R.S. Andrews    Corporation   Georgia     Energy-related company
        Enterprises
        of Columbus,
        Inc.

        R.S. Andrews    Corporation   Georgia     Energy-related company
        Enterprises
        of Dallas,
        Inc.

        R.S. Andrews    Corporation   Georgia     Energy-related company
        Enterprises
        of Kansas,
        Inc.

        R. S. Andrews   Corporation   Georgia     Energy-related company
        Enterprises
        of South
        Carolina, Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Chattanooga,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Fairfax,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Florida,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Maryland,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Palm Beach,
        Inc.

        R.S. Andrews    Corporation   Georgia     Energy-related company
        Services,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Stuart II,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Tidewater,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Wilmington,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Jonesboro,
        Inc.

        R.S. Andrews of Corporation   Georgia     Energy-related company
        Topeka,
        Inc.

        R.S. Andrews    Corporation   Georgia     Energy-related company
        Enterprises
        of Virginia,
        Inc.

        R.S. Andrews    Corporation   Georgia     Energy-related company
        Enterprises
        of Tennessee,
        Inc.

        R.S. Andrews of Corporation   Georgia     Inactive
        DeSoto,
        Inc.

        R.S. Andrews of Corporation   Georgia     Inactive
        Grand
        Prairie, Inc.

        R.S. Andrews of Corporation   Georgia     Inactive
        Grapevine,
        Inc.

        R.S. Andrews of Corporation   Georgia     Inactive
        Orlando,
        Inc.
                                    3


        R.S. Andrews of Corporation   Georgia     Inactive
        Sacramento,
        Inc.

        RSA Services of Corporation   Georgia     Inactive
        Florida,
        Inc.

        R.S. Andrews    Corporation   Georgia     Inactive
        Showcase of
        Atlanta, Inc.

        R.S. Andrews of Corporation   Georgia     Inactive
        Vero Beach,
        Inc.

        R.S. Andrews    Corporation   Georgia     Inactive
        Home Warranty
        of Texas, Inc.

        R.S. Andrews    Corporation   Georgia     Inactive
        Home Warranty
        of Florida,
        Inc.

        R.S. Andrews of Corporation   Georgia     Inactive
        Stuart I,
        Inc.

  KLT Inc.              Corporation   Missouri    Intermediate Holding
                                                  Company

    KLT Investments     Corporation   Missouri    Intermediate Holding
    Inc.                                          Company

    KLT Investments II  Corporation   Missouri    Intermediate Holding
    Inc.                                          Company

    Energetechs, Inc.   Corporation   Missouri    Inactive

    KLT Energy Services Corporation   Missouri    Energy-related company
    Inc.

      Custom Energy     Limited       Delaware    Energy-related company
      Holdings,         liability
      L.L.C.            company

        Strategic       Limited       Delaware    Energy-related company
        Energy, L.L.C.  liability
                        company

    KLT Gas Inc.        Corporation   Missouri    Gas exploration,
                                                  development and
                                                  production

      Apache Canyon     Limited       Delaware    Inactive
      Gas, L.L.C.       liability
                        company

      FAR Gas           Corporation   Colorado    Intermediate holding
      Acquisitions                                company
      Corporation

      Forest City, LLC  Limited       Delaware    Gas exploration,
                        liability                 development and
                        company                   production

      Forest City       Limited       Delaware    Gas gathering
      Gathering, LLC    liability
                        company

      KLT Gas Operating Corporation   Missouri    Gas properties
      Company                                     operation and
                                                  management

      Patrick KLT Gas,  Limited       Oklahoma    Inactive
      LLC               liability
                        company

    KLT Telecom Inc.    Corporation   Missouri    Exempt
                                                  telecommunications
                                                  company

      Advanced          Corporation   Delaware    Inactive
      Measurement
      Solutions, Inc.

      Copier Solutions, Limited       Missouri    Inactive
      LLC               liability
                        company

      eChannel, Inc.    Corporation   Delaware    Internet applications

                                    4

      Municipal         Limited       Delaware    Inactive
      Solutions, L.L.C. liability
                        company

      Telemetry         Limited       Delaware    Inactive
      Solutions, L.L.C. liability
                        company

      global-           Limited       Missouri    Inactive
      utilityexchange.- liability
      com, LLC          company

      DTI Holdings,     Corporation   Missouri    Exempt
      Inc.                                        telecommunications
                                                  company

        Digital         Corporation   Missouri    Exempt
        Teleport, Inc.                            telecommunications
                                                  company

          Digital       Limited       Missouri    Exempt
          Teleport      liability                 telecommunications
           Nationwide   company                   company
           LLC

        Digital         Corporation   Virginia    Exempt
        Teleport of                               telecommunications
        Virginia, Inc.                            company


                             BUSINESS

5.   Describe briefly:

     (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

Information concerning the general character of the business of Great Plains Energy Incorporated ("GPE") and certain of its subsidiaries is available in the Form U-1, as amended, related to the corporate reorganization of GPE and its subsidiaries in File No. 70-9861 ("Reorganization U-1), previously filed and which is incorporated by reference herein. More detailed business descriptions of certain of GPE's subsidiaries are available in Items 1 and 7 of the annual reports on Form 10-K of Kansas City Power & Light Company ("KCPL"), File No. 1-707, and DTI Holdings, Inc. ("DTI"), File No. 333-50049, which are incorporated by reference herein.

Active subsidiaries of GPE which are not referenced in the Reorganization U-1 or the annual reports on Form 10-K are described below:

     (i)  Subsidiaries of KLT Telecom Inc.

eChannel, Inc., based on available information, provides tools and services for web-based business application development.

     (ii) Subsidiaries of KLT Gas Inc.

Forest City, LLC, owns and develops coal bed methane gas properties.

Forest City Gathering, LLC, will own and operate gas gathering facilities on or adjacent to properties owned by Forest City, LLC.

KLT Gas Operating Company operates certain gas-producing properties in which KLT Gas Inc. or its subsidiaries have ownership interests.

     (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

Information concerning any substantial changes which may have occurred in the general character of the business of GPE and its subsidiaries during the preceding five years is available in the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K for the past five years of Kansas City Power & Light Company (File No. 1-707), and for the past four years of DTI Holdings, Inc. (File No. 333-50049), which are incorporated herein by reference.

                             PROPERTY

6. Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

Information concerning the general character and location of the principal plants, properties and other important physical units of GPE and its subsidiaries is available in Item 2 of the annual reports on Form 10-K of the following companies for the year ended December 31, 2000: Kansas City Power & Light Company (File No. 1-
707); and DTI Holdings, Inc. (File No. 333-50049), which are incorporated herein by reference.

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

TOTAL ANNUAL SALES            ELECTRIC ENERGY         GAS
                                   (KWH)             (MCF)
     Interstate Transactions:
     Name of State
     Delivered Out of State
     Received From Out of State

KCPL has on file with the FERC its 2000 FERC Form 1 which includes information regarding the transmission of electric energy. This report also has been provided as Exhibit G-1 under cover of Form
SE, which is incorporated herein by reference.

GPE and its subsidiaries do not own or operate facilities for the transmission of gas in interstate commerce. KCPL and Strategic Energy, L.L.C., purchase gas, gas transportation and storage services for their respective retail customers from regulated interstate pipeline suppliers.

                      SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                            FUNDED DEBT

     (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)

                      As of October 31, 2001

     (BY PERMISSION OF THE STAFF, COLUMNS "E" THROUGH "I" HAVE
                           BEEN OMITTED)


   Col. A                 Col. B                Col. C        Col. D
   Name of            Title of Issue            Amount        Amount
   Obligor                                    Authorized      Issued
                                                              Less
                                                            Retired
KCPL           Unsecured Senior Notes,        $400,000,000  $250,000,000
               7.125% due December 15, 2005

KCPL           Secured Series C Medium-Term   $150,000,000  $119,000,000
               Notes, various interest rates
               and maturities

KCPL           Secured Series D Medium-Term   $250,000,000   $60,000,000
               Notes, various interest rates
               and maturities

KCPL           Unsecured Series 1998A EIRR    $56,500,000    $56,500,000
               Bonds, 3.25% due September 1,
               2015

KCPL           Unsecured Series 1998B EIRR    $50,000,000    $50,000,000
               Bonds, 3.25% due September 1,
               2015

                                 7


KCPL           Unsecured Series 1998C EIRR    $50,000,000    $50,000,000
               Bonds, 4.50% due October 1,
               2017

KCPL           Unsecured Series 1998D EIRR    $40,000,000    $40,000,000
               Bonds, 3.25% due October 1,
               2017

KCPL           Secured Series 1994 EIRR       $13,982,500    $13,982,500
               Bonds, 3.90% due March 1,
               2015

KCPL           Secured Series 1994 EIRR       $21,940,000    $21,940,000
               Bonds, 3.90% due March 1,
               2018

KCPL           Secured Series 1993A EIRR      $40,000,000    $40,000,000
               Bonds, variable interest due
               December 1, 2023

KCPL           Secured Series 1993B EIRR      $39,480,000    $39,480,000
               Bonds, variable interest due
               December 1, 2023

KCPL           Secured Series 1993 EIRR       $12,366,000    $12,366,000
               Bonds, 3.90% due January 2,
               2012

KCPL           Secured Series 1992 EIRR       $31,000,000    $31,000,000
               Bonds, variable interest due
               July 1, 2017

KCPL           Junior Subordinated            $154,640,000  $154,640,000
               Deferrable Interest
               Debentures, 8.30% due April
               15, 2037

R.S. Andrews   Secured Ford Motor Credit            note 1      $177,925
of Maryland,   Company loans, 7.12% with
Inc.           various due dates in 2004

R.S. Andrews   Note payable to owner of             note 1       $70,150
of Virginia,   purchased business, 7.0% due
Inc.           December 2, 2003

R.S. Andrews   Note payable to owner of             note 1       $54,851
of Virginia,   purchased business, 8.0% due
Inc.           December 1, 2002

R.S. Andrews   Note payable to owner of             note 1       $29,600
Enterprises    purchased business, 10.0% due
of Alabama,    July 10, 2007
Inc.

R.S. Andrews   Secured NationsBank loan for         note 1        $3,124
Enterprises    purchase of equipment, 8.25%
of South       due April 1, 2003
Carolina,
Inc.

R.S. Andrews   Secured Valley View Bank loan        note 1       $13,683
Enterprises    for leasehold improvements,
of Kansas,     8.75% due December 23, 2003
Inc.

R.S. Andrews   Secured Community Bank loan          note 1    $1,836,059
Enterprises    for purchase of building,
               8.13% due August 21, 2004

R.S. Andrews   Secured Community Bank loan          note 1      $557,539
Services,      for purchase of building,
Inc.           9.01% due January 18, 2004

R.S. Andrews   Account payable to vendor,           note 1       $81,000
Services,      8.5% due December 31, 2003
Inc.

KLT            Secured NDH Capital              $2,620,000      $985,719
Investments    Corporation Note, 9.15% due
Inc.           May 15, 2004

KLT            Secured NDH Capital              $2,712,500    $1,280,887
Investments    Corporation Note, 9.60% due
Inc.           May 15, 2004

KLT            Secured Corporate Credit         $2,652,545      $537,593
Investments    Note, 9.39% due May 15, 2003
Inc.

KLT            Secured Corporate Credit         $2,652,545    $1,141,021
Investments    Note, 9.61% due May 15, 2003
Inc.

                                           8


KLT            Secured Corporate Credit         $2,652,545      $951,874
Investments    Note, 9.82% due May 15, 2003
Inc.

KLT            Secured NDH Capital            $4,064,333      $1,131,517
Investments    Corporation Note, 9.63% due
Inc.           May 15, 2003

KLT            Secured NDH Capital            $1,481,000      $1,293,647
Investments    Corporation Note, 7.74% due
Inc.           October 1, 2006

KLT            Secured Corporate Credit       $2,700,000        $976,503
Investments    Note, 8.12% due May 15, 2004
Inc.

KLT            Secured NDH Capital            $1,912,500        $563,969
Investments    Corporation Note, 9.07% due
Inc.           May 15, 2003

KLT            Secured NDH Capital            $1,912,500        $555,502
Investments    Corporation Note, 9.20% due
Inc.           May 15, 2003

KLT            Secured NDH Capital            $1,912,500        $661,820
Investments    Corporation Note, 9.34% due
Inc.           May 15, 2003

KLT            Secured NDH Capital            $1,912,500      $1,084,452
Investments    Corporation Note, 9.46% due
Inc.           May 15, 2004

KLT            Secured NDH Capital            $3,613,321      $1,352,271
Investments    Corporation Note, 8.23% due
Inc.           May 15, 2004

KLT            Secured NDH Capital            $2,287,500        $970,007
Investments    Corporation Note, 7.61% due
Inc.           May 15, 2004

KLT            Secured NDH Capital            $1,462,500        $519,728
Investments    Corporation Note, 7.82% due
Inc.           May 15, 2004

KLT            Secured NDH Capital            $1,388,888        $730,654
Investments    Corporation Note, 7.36% due
Inc.           May 15, 2005

KLT            Secured NDH Capital              $638,888        $325,661
Investments    Corporation Note, 7.57% due
Inc.           May 15, 2005

KLT            Secured NDH Capital              $972,320        $491,973
Investments    Corporation Note, 7.86% due
Inc.           May 15, 2005

KLT            Secured NDH Capital            $2,500,000      $1,434,481
Investments    Corporation Note, 8.36% due
Inc.           May 15, 2005

KLT            Secured NDH Capital            $1,845,721        $560,827
Investments    Corporation Note, 8.04% due
Inc.           May 15, 2003

KLT            Secured NDH Capital            $4,597,125      $2,877,657
Investments    Corporation Note, 8.36% due
Inc.           May 15, 2006

KLT            Secured NDH Capital            $1,134,985        $752,792
Investments    Corporation Note, 7.29% due
Inc.           May 15, 2006

KLT            Secured NDH Capital            $6,270,000      $4,406,803
Investments    Corporation Note, 7.29% due
Inc.           May 15, 2006

KLT            Secured NDH Capital            $3,907,767      $3,001,866
Investments    Corporation Note, 7.74% due
Inc.           October 1, 2008

DTI            Series B 12 1/2% Senior        $506,000,000  $206,853,211
               Discount Notes due 2008                          (note 2)

Digital        Secured Pirelli Cables and       variable      $3,077,259
Teleport,      Systems LLC Vendor Financing
Inc.


Note 1:  Unavailable to registrant.
Note 2: As of September 30, 2001, including accreted interest and net of unamortized underwriter's discount.

                           CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest, give information both in number of shares and in dollar amounts:(do not include here any warrants, options or other securities reported under paragraph 8(d).)

                      As of October 31, 2001
  (BY PERMISSION OF THE STAFF, COLUMNS "G" THROUGH "J" HAVE BEEN
                             OMITTED)



                                                    (d)
                                                   Amount
                                                  Reserved       (e)
                                                    For       Additional      (f)
                                        (c)       Options,     Amount      Amount
                         (b)          Amount     Warrants,    Unissued     Issued
        (a)            Title of      Authorized   Conversion
  Name of Issuer        Issue        Per Charter    s and
                                                   Other
                                                   Rights
Great Plains Energy Common Stock     150,000,000 3,000,000    85,091,274  61,908,726
Incorporated (GPE)                               Under Long-                (note 1)
                                                 Term
                                                 Incentive
                                                 Plan
                    3.80%                100,000          0            0     100,000
                    Preferred
                    4.50%                100,000          0            0     100,000
                    Preferred
                    4.20%                 70,000          0            0      70,000
                    Preferred
                    4.35%                120,000          0            0     120,000
                    Preferred

Great Plains Power  Common Stock             500          0          499           1
Incorporated

Kansas City Power & Common Stock           1,000          0          999           1
Light Company
(KCPL)

Kansas City Power & Common Stock          10,000          0        9,000       1,000
Light Receivables
Company

Wolf Creek Nuclear  Class A                   47          0            0          47
Operating           Common Stock
Corporation (WCNOC) Class B                   47          0            0          47
                    Common Stock
                    Class C                    6          0            0           6
                    Common Stock

Home Service        Common Stock      60,000,000          0   10,097,860  49,902,140
Solutions Inc.                                                              (note 2)

Worry Free Service, Common Stock      15,030,000          0    5,530,000   9,500,000
Inc.

R.S. Andrews        Preferred         20,000,000          0            0           0
Enterprises, Inc.   Stock
                    Series A
                    Preferred         15,000,000          0            0  15,000,000
                    Stock
                    Series B
                    Preferred         15,000,000          0    3,172,649  11,827,351
                    Stock
                    Common Stock      50,000,000          0   23,177,617  26,822,383

RSA Services        Common Stock          10,000          0        9,900         100
Termite & Pest
Control, Inc.

Premier Service     Common Stock          10,000          0        9,900         100
Systems, Inc.

R.S. Andrews        Common Stock          10,000          0        9,900         100
Enterprises of
Alabama, Inc.
                                10


R.S. Andrews        Common Stock          10,000          0        9,900         100
Enterprises of
Charleston, Inc.

R.S. Andrews        Common Stock          10,000          0        9,900         100
Enterprises of
Columbus, Inc.

R.S. Andrews        Common Stock          10,000          0        9,900         100
Enterprises of
Dallas, Inc.

R.S. Andrews        Common Stock          10,000          0        9,900         100
Enterprises of
Kansas, Inc.

R.S. Andrews        Common Stock          10,000          0        9,900         100
Enterprises of
South Carolina,
Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Chattanooga, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Fairfax, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Florida, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Maryland, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Palm Beach, Inc.

R.S. Andrews        Common Stock          10,000          0        9,900         100
Services, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Stuart II, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Tidewater, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Wilmington, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Jonesboro, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Topeka, Inc.

R.S. Andrews        Common Stock          10,000          0        9,900         100
Enterprises of
Virginia, Inc.

R.S. Andrews        Common Stock          10,000          0        9,900         100
Enterprises of
Tennessee, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
DeSoto, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Grand Prairie, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Grapevine, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Orlando, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Sacramento, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Florida, Inc.
                                11


R.S. Andrews        Common Stock          10,000          0        9,900         100
Showcase of
Atlanta, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Vero Beach, Inc.

R.S. Andrews Home   Common Stock          10,000          0        9,900         100
Warranty of Texas,
Inc.

R.S. Andrews Home   Common Stock          10,000          0        9,900         100
Warranty of
Florida, Inc.

R.S. Andrews of     Common Stock          10,000          0        9,900         100
Stuart I, Inc.

KLT Inc.            Common stock         250,000          0      100,000     150,000

KLT Investments     Common stock          40,000          0        8,500      31,500
Inc.

KLT Investments II  Common stock          25,000          0       15,115       9,885
Inc.

Energetechs, Inc.   Common stock           1,000          0        1,000           0

KLT Energy Services Common stock          25,000          0        3,555      21,445
Inc.

Custom Energy       Series CE         13,333,334          0            0  13,333,334
Holdings, L.L.C.    Economic               units                               units
                    Interest
                    Series CE         13,333,334          0            0  13,333,334
                    Voting                 units                               units
                    Interest
                    Series CEL         8,318,000          0            0   8,100,178
                    Preferred              units                               units
                    Economic
                    Interest
                    Series CEL         8,318,000          0            0   8,100,178
                    Preferred              units                               units
                    Voting
                    Interest
                    Series CEL        10,000,000          0            0  10,000,000
                    Common                 units                               units
                    Economic
                    Interest
                    Series CEL        10,000,000          0            0  10,000,000
                    Common Voting          units                               units
                    Interest
                    Series SEL        10,000,000          0            0  10,000,000
                    Economic               units                               units
                    Interest
                    Series SEL        10,000,000          0            0  10,000,000
                    Voting                 units                               units
                    Interest

Strategic Energy,   Economic and      10,000,000          0            0  10,000,000
L.L.C.              Voting                 units                               units
                    Interest

KLT Gas Inc.        Common stock          70,000          0        8,962      61,038

Apache Canyon Gas,  Limited                 100%          0            0        100%
L.L.C.              liability
                    company
                    interest

FAR Gas             Common stock         100,000          0       99,245         755
Acquisitions
Corporation

Forest City, LLC    Limited                 100%          0            0        100%
                    liability
                    company
                    interest

Forest City         Limited                 100%          0            0        100%
Gathering, LLC      liability
                    company
                    interest

KLT Gas Operating   Common stock           1,000          0          999           1
Company

Patrick KLT Gas,    Limited                 100%          0            0        100%
LLC                 liability
                    company
                    interest

KLT Telecom Inc.    Common stock          70,000          0        7,585      62,415

Advanced            Common stock          10,000          0        9,800         200
Measurement
Solutions, Inc.
                                12


Copier Solutions,   Limited                 100%          0            0        100%
LLC                 liability
                    company
                    interest

eChannel, Inc.      Preferred          5,000,000          0    4,313,333     686,667
(note 3)            stock
                      Series A           520,000          0            0     520,000
                      preferred
                      stock
                      Series B           166,667          0            0     166,667
                      preferred
                      stock
                    Common stock      12,500,000  1,686,667   10,500,000   2,000,000

Municipal           Limited                 100%          0            0        100%
Solutions, L.L.C.   liability
                    company
                    interest

Telemetry           Limited                 100%          0            0        100%
Solutions, L.L.C.   liability
                    company
                    interest

globalutilityexchan Limited                 100%          0            0        100%
ge.com, LLC         liability
                    company
                    interest


DTI Holdings, Inc.  Preferred             20,000          0       20,000           0
                    stock, $0.01
                    par value
                    Series A              30,000          0            0      30,000
                    convertible
                    preferred
                    stock, $0.01
                    par value
                    Common stock     100,000,000 13,429,590   99,700,000     300,000
                                                   (note 4)

Digital Teleport,   Preferred                500          0          500           0
Inc. (Note 5)       stock
                    Common stock         100,000          0       99,800         200

Digital Teleport    Limited                 100%          0            0        100%
Nationwide LLC      liability
                    company
                    interest

Digital Teleport of Common stock           1,000          0          900         100
Virginia, Inc.
(Note 5)


Note 1: Includes 35,916 treasury shares.

Note 2: Includes 3,000,000 treasury shares.

Note 3: Based on latest available information (1996) from eChannel, Inc. Of the 5,000,000 authorized shares of preferred stock, 520,000 shares have been designated Series A, and 166,667 shares have been designated Series B.

Note 4: Three million common shares have been reserved under DTI's 1997 Long-Term Incentive Award Plan; 6 million common shares have been reserved under DTI's 2001 Stock Option Plan; 4,229,590 common shares have been reserved for warrants issued to Banque Indosuez and in connection with the issuance of DTI's 12 1/2% Series B Senior Discount Notes due 2008. DTI has also entered into an agreement to issue 200,000 restricted common shares to an executive of DTI, which shares have not been issued.

Note 5:  DTI has pledged all shares of stock it holds of Digital
Teleport, Inc. and Digital Teleport of Virginia, Inc. as collateral for a $94 million demand loan made to it by KLT Telecom Inc. This loan is set forth in Item 11(a).

                      CONTINGENT LIABILITIES

     (c) A brief outline of the nature and amount of each liability on account of endorsement or other of any securities.

Information regarding certain contingent liabilities is set forth in the following documents, copies of which are incorporated herein by reference:

     Notes 5, 9 and 11 to the Consolidated Financial Statements of included in KCPL's Form 10-K for the year ended December 31, 2000 (File No. 1-707).

     Notes 4 and 6 to the Consolidated Financial Statements of
     KCPL included in KCPL's Form 10-Q for the quarter ended
     September 30, 2001 (File No. 1-707).

     Notes 4, 5, 6, 10 and 11 to the Consolidated Financial
     Statements of DTI included in DTI's transition report on Form 10-K for the period ended December 31, 2000 (File No. 333-
     50049).

     Note 7 to the Consolidated Financial Statements of DTI included in DTI's Form 10-Q for the quarter ended September
     30, 2001 (File No. 333-50049).

Information regarding other contingent liabilities on account of endorsement or other guarantees of any securities, not included in the above referenced reports, is set out below:

     (i) GPE and R.S. Andrews Enterprises, Inc. ("RSAE"), entered into a Support Agreement dated as of October 25, 2001, which provides, among other things, that in the event RSAE is unable to make timely payment of interest or principal on indebtedness owed to LaSalle Bank under a credit agreement dated as of March 17, 2000, as amended, GPE shall provide to RSAE such funds as equity or loans. The subsidiaries of RSAE have also guaranteed said loans. The credit agreement, as amended, provides a maximum commitment of $22 million.

     (ii) GPE has entered into various agreements with KLT Investments Inc. which provide, among other things, that so long as KLT Investments Inc. has certain loans outstanding, GPE shall not withdraw any amounts from KLT Investments by way of dividends or otherwise if KLT Investments Inc. does not, or would not after such withdrawal, have at least $3 million net worth.

     (iii) KLT Inc., KLT Energy Services Inc. and Custom Energy, L.L.C. have entered into a Master Surety Agreement in favor of United States Fidelity and Guaranty Company, Fidelity and Guaranty Insurance Company, fidelity and Guaranty Insurance Underwriters, Inc. and any and all affiliated, associated and subsidiary companies thereof with respect to surety bonds issued on behalf of Custom Energy, L.L.C. Custom Energy, L.L.C. is a subsidiary of Custom Energy Holdings, L.L.C., but is not an "associate company" of GPE. As of October 31, 2001, such surety bonds aggregated approximately $21 million in face amount.

     (iv) Custom Energy Holdings, L.L.C. and Custom Energy, L.L.C. have entered into an Agreement of Indemnity in favor of Seaboard Surety Company, St. Paul Fire and Marine Insurance Company, St. Paul Guardian Insurance Company, St. Paul Mercury Insurance Company, United States Fidelity and Guaranty Company, Fidelity and Guaranty Insurance Underwriters, Inc., Fidelity and Guaranty Insurance Company, Northern Indemnity, Inc., Seaboard Surety Company of Canada, Afianzadora Insurgentes, S.A. de C.V. and any and all affiliates, subsidiaries, divisions, successors, assigns, co-sureties or re-insurers thereof respecting surety bonds issued on behalf of Custom Energy, L.L.C. Custom Energy, L.L.C. is a subsidiary of Custom Energy Holdings, L.L.C., but is not an "associate company" of GPE. As of October 31, 2001, such surety bonds aggregated approximately $18 million in face amount.

     (v) KLT Inc. has entered into a General Indemnity Agreement and an Addendum to General Indemnity Agreement in favor of Seaboard Surety Company, St. Paul Fire and Marine Insurance Company, St. Paul Guardian Insurance Company, St. Paul Mercury Insurance Company, United States Fidelity and Guaranty Company, Fidelity and Guaranty Insurance Underwriters, Inc., Fidelity and Guaranty Insurance Company, Northern Indemnity, Inc., Seaboard Surety Company of Canada, Afianzadora Insurgentes, S.A. de C.V. and any and all affiliates, subsidiaries, divisions, successors, assigns, co-sureties or re-insurers thereof respecting surety bonds issued on behalf of Strategic Energy, L.L.C. As of October 31, 2001, KLT Inc.'s contingent liability thereon aggregated $25 million in face amount.

     (vi) KLT Inc. and Strategic Energy, L.L.C., have entered into a General Agreement of Indemnity in favor of Federal Insurance Company and any of its subsidiary or affiliated insurers with respect to surety bonds issued on behalf of Strategic Energy,

L.L.C. As of October 31, 2001, such surety bonds aggregated approximately $84 million.

     (vii) KLT Inc. has entered into a Guaranty and Suretyship Agreement in favor of PNC Bank, National Association and any other direct or indirect subsidiary of The PNC Financial Services Group, Inc., respecting letters of credit issued on behalf of Strategic Energy, L.L.C. As of October 31, 2001, such letters of credit aggregated approximately $22 million in face amount.

     (viii) KLT Inc. and Strategic Energy, L.L.C. have entered into an Indemnification Agreement under which Strategic Energy, L.L.C. has agreed to indemnify KLT Inc. from and against all losses arising or resulting from any guarantees or indemnifications issued or to be issued by KLT Inc. on behalf of Strategic Energy.

     (ix) KLT Inc., KLT Telecom Inc., DTI Holdings, Inc. and Digital Teleport, Inc. have entered into a General Contract of agreement in favor of Travelers Casualty and Surety Company of America and its affiliates, parent and subsidiaries with respect to surety bonds issued on behalf of Digital Teleport, Inc. As of October 31, 2001, such surety bonds aggregated approximately $2.1 million.

     (x) In connection with the issuance by KCPL Financing I of $150 million of 8.3% Trust Originated Referred Securities, KCPL provided a Preferred Securities Guarantee Agreement, as described in the Prospectus Supplement dated April 10, 1997 (File No. 333-18139), which is incorporated herein by reference.

                         OTHER SECURITIES

     (d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

Information with respect to GPE's Dividend Reinvestment and Direct Stock Purchase Plan is set forth in a Post-Effective Amendment No. 2 to Form S-3 (File No. 33-51799); information with respect to its Employee Savings Plus Plan is set forth in a Post-Effective Amendment No. 1 to Form S-3 (File No. 333-32636); and information with respect to its Long-Term Incentive Plan is set forth in a

Post-Effective Amendment No. 1 to Form S-8 (File No. 33-45618) which are hereby incorporated by reference.

Information with respect to warrants issued by DTI in connection with the issuance of its 12 1/2% Series B Senior Discount Notes due 2008 is set forth in Amendment No. 4 to Form S-4 (File No. 333-50049). Information with respect to DTI's 2001 Stock Option Plan is set forth in DTI's quarterly report on Form 8-K for the period ended September 30, 2001, and such Plan was filed as Exhibit 10.35 thereto. Information with respect to DTI's 1997 Long-Term Incentive Award Plan and grant of 200,000 restricted shares of common stock to an executive is set forth in DTI's transition report on Form 10-K for the period ended December 31, 2001, and such Plan was filed as Exhibit 2.2 to DTI's Form S-4 (File No. 333-50049). Information respecting a Warrant Agreement between
DTI and Banque Indosuez is set forth in DTI's annual report on Form 10-K for the period ended June 30, 2000, and the Warrant Agreement was filed as Exhibit 4.13 thereto. All of such items are hereby incorporated by reference.

KLT Inc. has guaranteed certain contracts entered into by Strategic Energy, L.L.C. for the purchase and sale of electricity. As of October 31, 2001, the aggregate contingent liability of KLT
Inc. on account of such contract guarantees was approximately $63 million.

KLT Inc. has guaranteed the obligations of Apache Canyon Gas, L.L.C. under those two certain Agreements for Purchase and Sale by and between Apache Canyon Gas, L.L.C. and Evergreen Resources, Inc., each dated as of September 19, 2000, and under that certain Purchase and Sale Agreement between Apache Canyon Gas, L.L.C. and Barrett Resources Corporation dated October 13, 2000, which agreements were filed as Exhibits 10(a), 10(b) and 10(d) to the quarterly report of KCPL for the period ended September 30, 2000, on Form 10-Q (File No. 1-707), which is incorporated by reference.

KLT Inc. has guaranteed the obligations (not to exceed $3 million) of Advanced Measurement Solutions, Inc. under an agreement for the purchase of circuit boards from Jabil Circuit, Inc.

Pursuant to a Second Amended and Restated Agreement, dated as of December 26, 2000, as amended by an Amendment to Second Amended and Restated Agreement, dated as of January 18, 2001, each between KLT Telecom Inc. and a shareholder of DTI Holdings under which KLT Telecom Inc. purchased shares of common stock of DTI Holdings, Inc. from such shareholder, KLT Telecom Inc. and such shareholder entered a Remaining Shares Put Option Agreement, dated as of February 6, 2001, pursuant to which such shareholder may require

KLT Telecom Inc., in certain circumstances, to purchase such shareholder's remaining shares of common stock of DTI Holdings, Inc. for a purchase price equal to the greater of $15 million and the appraised value of such shares.

Pursuant to a Merger Agreement dated as of September 2, 1999, among R.S. Andrews Enterprises, Inc. ("RSAE"), R.S. Andrews of
Maryland, Inc., Chilltrol, Inc. and Richard Roeder, Jr.
("Roeder"), Roeder has the right to cause RSAE to purchase any or all of the stock of RSAE provided to Roeder in partial consideration of the merger.

R.S. Andrews Enterprises of Columbus, Inc., has a loan outstanding with Columbus Bank & Trust for general business purposes, bearing interest at 8.75%, due August 31, 2001. As of October 31, 2001, the outstanding principal amount was $31,167.

In the normal course of business, subsidiaries of GPE arrange for the issuance of payment and performance bonds and letters of credit and enter into reimbursement or indemnification agreements with the issuers of such instruments. To the knowledge of registrant, as of October 31, 2001, (i) the subsidiaries of R.S. Andrews Enterprises, Inc., had approximately $550,500 in face amount of payment and/or performance bonds outstanding, (ii) KLT Gas Inc. and its subsidiaries had approximately $400,000 in face amount of payment and/or performance bonds outstanding, and (iii) KLT Energy Services Inc. had a letter of credit for approximately $1 million outstanding. Other payment and/or performance bonds which GPE subsidiaries, other than the primary subsidiary obligor, have guaranteed or otherwise are contingently liable therefor, are set forth in Item 8(c), above.

                 INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

                     As of October 31, 2001

                                               Shares or
                                               Units Held
                                               by		Original        Book
Acquiring           Issuing        Type of     Acquiring          Cost          Value
Company             Company        Security    Company            (000)         (000)


Great Plain Energy  Kansas City    Common                1       $716,720  $716,720 (note
Incorporated        Power & Light  stock                                               1)
                    Company

Great Plains        Great Plains   Common                1         $1,000            $857
Energy              Power          stock                                         (note 1)
Incorporated        Incorporated

Great Plains        KLT Inc.       Common          150,000       $150,000  $269,332 (note
Energy                             Stock                                               1)
Incorporated

Kansas City Power   Kansas City    Common            1,000         $3,000            $332
& Light Company     Power & Light  Stock                                         (note 1)
                    Receivables
                    Company

Kansas City Power   Wolf Creek     Series B             47         $0.047          $0.047
& Light Company     Nuclear        Common
                    Operating      Stock
                    Corporation

Kansas City Power   Home Service   Common       46,902,140        $46,902   $25,189 (note
& Light Company     Solutions      Stock                                               1)
                    Inc.

Home Service        Worry Free     Common        9,500,000         $9,500          $8,344
Solutions Inc.      Service, Inc.  Stock                                         (note 1)

Home Service        R.S. Andrews   Common       12,037,383        $30,402          $1,785
Solutions Inc.      Enterprises,   Stock                              (in        (note 1)
                    Inc.                                       aggregate)
                                   Series A     15,000,000
                                   Preferred
                                   Stock

                                   Series B     11,827,351
                                   Preferred
                                   Stock

R.S. Andrews        RSA Services   common              100         note 2          note 2
Enterprises, Inc.   Termite &      stock
                    Pest Control,
                    Inc.

R.S. Andrews        Premier        common              100         note 2          note 2
Enterprises, Inc.   Service        stock
                    Systems, Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Enterprises    stock
                    of Atlanta,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Enterprises    stock
                    of
                    Charleston,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Enterprises    stock
                    of Columbus,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Enterprises    stock
                    of Dallas,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Enterprises    stock
                    of Kansas,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Enterprises    stock
                    of South
                    Carolina,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of             stock
                    Chattanooga,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Fairfax,    stock
                    Inc.

                                       19


R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Florida,    stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Maryland,   stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Palm        stock
                    Beach, Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Services,      stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Stuart II,  stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Tidewater,  stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of             stock
                    Wilmington,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Jonesboro,  stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Topeka,     stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Enterprises    stock
                    of Virginia,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Enterprises    stock
                    of Tennessee,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of DeSoto,     stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Grand       stock
                    Prairie, Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Grapevine,  stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Orlando,    stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of             stock
                    Sacramento,
                    Inc.

R.S. Andrews        RSA Services   common              100         note 2          note 2
Enterprises, Inc.   of Florida,    stock
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Showcase of    stock
                    Atlanta, Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Vero        stock
                    Beach, Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Home Warranty  stock
                    of Texas,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   Home Warranty  stock
                    of Florida,
                    Inc.

R.S. Andrews        R.S. Andrews   common              100         note 2          note 2
Enterprises, Inc.   of Stuart I,   stock
                    Inc.


KLT Inc.            KLT            common           31,500        $23,467         $72,325
                    Investments    stock
                    Inc.

                                       20


KLT Inc.            KLT            common            9,885         $9,885          $9,881
                    Investments    stock
                    II Inc.

KLT Inc.            Energetechs,   common                0             $0              $0
                    Inc.           stock

KLT Inc.            KLT Energy     common           21,445        $37,645         $47,039
                    Services Inc.  stock

KLT Inc.            KLT Gas Inc.   common           61,038        $61,038         $62,764
                                   stock

KLT Inc.            KLT Telecom    common           62,415        $62,415          $7,765
                    Inc.           stock

KLT Energy          Custom Energy  Series CEL      851,408        $19,244   $851 (note 3)
Services Inc.       Holdings,      Preferred                     (note 3)
                    L.L.C.         Economic
                                   Interests

                                   Series CEL       note 3         note 3          note 3
                                   Preferred
                                   Voting
                                   Interests

                                   Series CE     6,288,000         note 3              $0
                                   Economic
                                   Interests

                                   Series CE     6,288,000         note 3          note 3
                                   Voting
                                   Interests

                                   Series SEL    8,275,057         note 3         $27,197
                                   Economic
                                   Interests

                                   Series SEL    8,275,057         note 3          note 3
                                   Voting
                                   Interests

Custom Energy       Strategic      Economic     10,000,000          1,368         $32,868
Holdings, L.L.C.    Energy,        and voting
                    L.L.C.         interests

KLT Gas Inc.        Apache         Limited            100%        $29,592       $(13,684)
                    Canyon,        liability
                    L.L.C.         company
                                   interest

KLT Gas Inc.        FAR Gas        common              755         $6,851         $12,877
                    Acquisitions   stock
                    Corporation

KLT Gas Inc.        Forest City,   limited            100%         $2,463          $2,463
                    LLC            liability
                                   company
                                   interest

KLT Gas Inc.        Forest City    limited           87.5%             $0              $0
                    Gathering,     liability
                    LLC            company
                                   interest

KLT Gas Inc.        Patrick KLT    limited             50%        $21,424              $0
                    Gas, LLC       liability
                                   company
                                   interest

KLT Gas Inc.        KLT Gas        common                1             $5            $0.5
                    Operating      stock
                    Company

KLT Telecom Inc.    Advanced       common              200           $0.2              $0
                    Measurement    stock
                    Solutions,
                    Inc.

                                       21


KLT Telecom Inc.    Copier         limited            100%           $0.5              $0
                    Solutions,     liability
                    LLC            company
                                   interest

KLT Telecom Inc.    Municipal      limited            100%           $0.5              $0
                    Solutions,     liability
                    L.L.C.         company
                                   interest

KLT Telecom Inc.    Telemetry      limited            100%           $0.5              $0
                    Solutions,     liability
                    L.L.C.         company
                                   interest

KLT Telecom Inc.    globalutility  limited            100%             $0              $0
                    exchange       liability
                    .com, LLC      company
                                   interest

KLT Telecom Inc.    DTI Holdings,  Preferred        30,000        $45,000         $29,542
                    Inc.           Stock

                                   Common       20,093,936        $33,604        (note 4)
                                   Stock

                                   Warrants      3,737,753         $5,633
                                   Series B                       $10,000          $2,790
                                   Senior
                                   Discount
                                   Notes

KLT Telecom Inc.    eChannel,      Series A        300,000           $300              $0
                    Inc.           Preferred
                                   Stock
                                   Series B        166,667           $500              $0
                                   Preferred
                                   Stock

DTI Holdings, Inc.  Digital        common              200       $309,148        $252,111
                    Teleport,      stock
                    Inc.

DTI Holdings, Inc.  Digital        common              100          $0.01        $(1,446)
                    Teleport of    stock
                    Virginia,
                    Inc.

Digital Teleport,   Digital        limited            100%             $0              $0
Inc.                Teleport       liability
                    Nationwide     company
                    LLC            interest



Note 1: Subsidiary earnings/losses are recorded on a quarterly basis; amounts are as of October 1, 2001.

Note 2:  Unavailable to registrant.

Note 3: The series of economic and voting interests in Custom Energy Holdings, L.L.C., were created in a reorganization effective as of December 31, 1999. The original cost provided reflects the amount paid by KLT Energy Services Inc. for limited liability company interests issued by Custom Energy Holdings, L.L.C. and its predecessors prior to such reorganization.

No book value is ascribed to any series of voting interests. Series CEL Preferred Voting Interests have no voting rights until and unless Custom Energy Holdings, L.L.C., fails to make three quarterly payments on account of Series CEL Preferred Economic Interests.

Note 4: Aggregate amount given for preferred stock, common stock and warrant, due to amortization goodwill booked for the acquisition of common stock and warrants.


                  INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

     (a) Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant as of October 31, 2001:


Acquiring Company   Issuing        Type of        Shares or     Original    Book Value
                    Company        Security       Units Held    Cost
                                                  by Acquiring
                                                  Company


KLT Investments     Pacific Gas &  7.04%                 81,975 $1,152,198  $1,496,044
Inc.                Electric       preferred
                                   stock

KLT Investments     Pacific Gas &  4.80%                 24,900   $211,802    $280,125
Inc.                Electric       preferred
                                   stock

KLT Investments     New York       $4.50                  1,575   $134,143    $138,784
Inc.                State          preferred
                    Electric &     stock
                    Gas

KLT Investments     Central        $4.50                  1,460   $126,976    $124,928
Inc.                Hudson Gas &   preferred
                    Electric       stock

KLT Investments     Consolidated   $4.65 Series D        18,704 $1,563,689  $1,408,150
Inc.                Edison         preferred
                                   stock

                                         23



KLT Investments     Dayton Power   $3.75 Series B        14,192 $1,226,536  $1,227,219
Inc.                & Light        preferred
                                   stock

KLT Investments     Houston        $4.00                  2,056   $146,392    $154,928
Inc.                Lighting &     preferred
                    Power Co.      stock

KLT Investments     Indiana        $4.12                  6,270   $495,769    $490,121
Inc.                Michigan       preferred
                    Power Co.      stock

KLT Investments     Interstate     4.36%                  4,475   $190,277    $201,038
Inc.                Power Co.      preferred
                                   stock

KLT Investments     Interstate     4.68%                  4,121   $185,218    $192,945
Inc.                Power Co.      preferred
                                   stock

KLT Investments     Northern       $4.22                  2,419   $189,154    $196,621
Inc.                Indiana        preferred
                    Public         stock
                    Service

KLT Investments     Northern       $4.25                 11,000   $851,895    $830,342
Inc.                Indiana        preferred
                    Public         stock
                    Service

KLT Investments     Northern       $4.50                  4,664   $362,020    $376,231
Inc.                Indiana        preferred
                    Public         stock
                    Service

KLT Investments     Xcel Energy    $4.08                  7,970   $619,827    $614,999
Inc.                Inc.           preferred
                                   stock

KLT Investments     Alabama Power  5.20%                 32,500   $701,025    $708,906
Inc.                Co.            preferred
                                   stock

KLT Investments     Delmarva       7.75%                  3,625    $91,604     $92,235
Inc.                Power & Light  preferred
                                   stock

KLT Investments     Montana Power  $6.875                 3,552   $358,113    $358,722
Inc.                Co.            preferred
                                   stock

KLT Investments     NICOR Inc.     4.48%                  8,350   $414,327    $416,100
Inc.                               preferred
                                   stock

KLT Investments     Virginia       $6.98                  6,062   $636,328    $641,236
Inc.                Electric &     preferred
                    Power          stock


Note: under the terms of the funded indebtedness of KLT Investments Inc. (listed in Item 8(a), above), KLT Investments must maintain a reserve equal to the greater of 15% of the outstanding aggregate principal amount of such debt or the aggregate amount of the next principal and interest payments due in the succeeding year. Prior to October 1, 2001, KLT Investments invested a portion of the reserve in preferred stocks issued by public utilities to capture the preferred dividend payments. KLT Investments has not purchased any public utility securities subsequent to September 30, 2001, and intends to liquidate its public utility securities holdings as market conditions dictate.

     (b) All other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise as of October 31, 2001:


Acquiring Company Issuing Company    Type of Security  Shares or    Original       Book Value
                                                       Units Held   Cost
                                                       by
                                                       Acquiring
                                                       Company


KCPL              KCPL Financing I   Sponsor of Trust        note 1        note 1       note 1
                  (Trust)

                                            24


KCPL              Kansas City        Trustor of Trust        note 2        note 2       note 2
                  Power & Light
                  Company Wolf
                  Creek
                  Decommissioning
                  Trust

KLT Investments   Related            Limited                  9.90%   $15,880,000  $15,880,000
Inc.              Corporate          Partnership
                  Partners III,      Interest
                  L.P. - Series 1
                  and 2

KLT Investments   Lend Lease         Limited                  9.90%    $7,368,021   $4,769,445
Inc.              Institutional      Partnership
                  Tax Credits VII    Interest

KLT Investments   Lend Lease         Limited                   9.8%    $4,064,333   $2,330,265
Inc.              Institutional      Partnership
                  Tax Credits IV     Interest

KLT Investments   National           Limited                 18.36%   $10,552,500   $7,161,542
Inc.              Corporate Tax      Partnership
                  Credit Fund III    Interest

KLT Investments   Columbia Housing   Limited                 11.47%    $7,959,635   $7,953,533
Inc.              Partners           Partnership
                  Corporate Tax      Interest
                  Credit III
                  Limited
                  Partnership

KLT Investments   Columbia Housing   Limited                  6.60%    $3,000,096   $1,906,315
Inc.              Partners           Partnership
                  Corporate Tax      Interest
                  Credit IV
                  Limited
                  Partnership

KLT Investments   Corporations for   Limited                  9.90%    $5,000,000   $4,908,776
Inc.              Affordable         Partnership
                  Housing, L.P.      Interest

KLT Investments   Corporations for   Limited                  9.90%    $5,000,000   $2,713,298
Inc.              Affordable         Partnership
                  Housing II, L.P.   Interest

KLT Investments   USA Metropolitan   Limited                 13.20%    $7,650,000   $5,555,945
Inc.              Tax Credit Fund    Partnership
                  II, L.P.           Interest

KLT Investments   Missouri           Limited                 85.19%    $6,299,941   $4,121,076
Inc.              Affordable         Partnership
                  Housing Fund       Interest
                  VII, L.P.

KLT Investments   National Equity    Limited                  0.98%    $1,000,000     $373,016
Inc.              Fund 1992, L.P.    Partnership
                                     Interest

KLT Investments   National Equity    Limited                  0.66%    $1,000,000     $448,587
Inc.              Fund 1993, L.P.    Partnership
                                     Interest

KLT Investments   National Equity    Limited                  0.66%    $1,000,000     $705,486
Inc.              Fund 1994, L.P.    Partnership
                                     Interest

KLT Investments   National Equity    Limited                  2.42%    $3,000,000   $1,831,350
Inc.              Fund 1995, L.P.    Partnership
                                     Interest

KLT Investments   McDonald           Limited                  9.17%    $5,000,000   $4,905,765
Inc.              Corporate Tax      Partnership
                  Credit Fund 1994   Interest

                                            25


KLT Investments   Missouri           Limited                    99%    $6,090,920   $3,562,133
Inc.              Affordable         Partnership
                  Housing Fund VI,   Interest
                  L.P.

KLT Investments   Gateway            Limited                 15.95%    $4,000,000   $3,940,000
Inc.              Institutional      Partnership
                  Tax Credit Fund    Interest

KLT Investments   Provident Tax      Limited                  12.6%    $4,259,200   $2,783,516
Inc.              Credit Fund II,    Partnership
                  L.P.               Interest

KLT Investments   Missouri           Limited                 33.14%    $3,907,767   $2,925,392
Inc.              Affordable         Partnership
                  Housing Fund IX,   Interest
                  L.P.

KLT Investments   WNC                Limited                 24.75%    $3,750,000   $2,321,658
Inc.              Institutional      Partnership
                  Tax Credit Fund    Interest
                  II, L.P.

KLT Investments   NHT III Tax        Limited                 24.98%    $3,260,287   $1,895,566
Inc.              Credit Fund L.P.   Partnership
                                     Interest

KLT Investments   Lend Lease         Limited Liability       99.99%    $1,491,662   $1,123,482
Inc.              Missouri Tax       Company Interest
                  Credit Fund I,
                  LLC

KLT Investments   Dominium           Limited                     6%    $3,000,000     $889,319
Inc.              Institutional      Partnership
                  Fund               Interest

KLT Investments   Missouri           Limited                 83.55%    $1,826,952     $762,724
Inc.              Affordable         Partnership
                  Housing Fund V,    Interest
                  L.P.

KLT Investments   Aurora Family      Limited                  0.01%      $374,215     $287,737
Inc.              Apartments, L.P.   Partnership
                                     Interest

KLT Investments   Housing Missouri   Limited Liability       23.53%      $400,000     $238,419
Inc.              Equity Fund        Company Interest
                  1994, L.L.C.

KLT Investments   Boston Capital     Limited                  0.99%      $780,957     $507,491
Inc.              Corporate Tax      Partnership
                  Credit Fund I,     Interest
                  L.P.

KLT Investments                      Treasury bond               56       $29,606         $875
Inc.                                 futures puts

KLT Investments                      Treasury bond               53       $54,623         $828
Inc.                                 futures puts

FAR Gas           GNR San Juan       Limited                    99%    $1,229,108     $491,387
Acquisitions      Limited            Partnership
Corporation       Partnership        Interest

                                            26


FAR Gas           GNR San Juan II    Limited                    99%      $201,171      $69,385
Acquisitions      Limited            Partnership
Corporation       Partnership        Interest

FAR Gas           Frontier           Limited                    99%       $34,142      $10,701
Acquisitions      Production         Partnership
Corporation       Limited            Interest
                  Partnership

FAR Gas           Blue Spruce        Limited                    99%    $1,812,999     $788,316
Acquisitions      Investments        Partnership
Corporation       Limited            Interest
                  Partnership

FAR Gas           Hallwood San       Limited                    99%    $3,475,744   $1,697,674
Acquisitions      Juan I Limited     Partnership
Corporation       Partnership        Interest

FAR Gas           Miller Shale       Limited                    99%      $846,721     $382,407
Acquisitions      Limited            Partnership
Corporation       Partnership        Interest

KLT Investments   CFB Venture Fund   Limited                   3.3%      $700,000     $598,848
II Inc.           II, L.P.           Partnership
                                     Interest

KLT Investments   KCEP I, L.P.       Limited                   1.3%      $810,000     $819,574
II Inc.                              Partnership
                                     Interest

KLT Investments   EnviroTech         Limited                  6.36%    $1,440,000   $1,715,899
II Inc.           Investment Fund    Partnership
                  I Limited          Interest
                  Partnership

KLT Gas Inc.      Lyco Energy        Promissory notes                  $4,450,000   $4,683,108
                  Corporation        due March 15,
                                     2002 and
                                     September 15,
                                     2002

KLT Energy        Bracknell          Common stock         1,133,165    $4,831,353     $271,960
Services Inc.     Corporation                                shares

KLT Energy        Black &            promissory note                   $1,478,119   $1,486,742
Services Inc.     McDonald, Inc.

KLT Telecom Inc.  Signal Sites       common stock               200        $9,550           $0
                  Incorporated

KLT Telecom Inc.  Signal Sites       promissory note                     $525,000           $0
                  Incorporated       due February 15,
                                     2001


Note 1: A description of KCPL Financing I is contained in Note 11 to the consolidated financial statements of KCPL included in KCPL's Form 10-K for the year ended December 31, 2000 (File No. 1-
707), which is incorporated herein by reference.

Note 2:  A description the Kansas City Power & Light Wolf Creek
Decommissioning Trust is contained in Note 1 to the consolidated financial statements of KCPL included in KCPL's Form 10-K for the year ended December 31, 2000 (File No. 1-707), which is incorporated herein by reference.

                 INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

     (a) Debts owed to associate companies as of October 31, 2001:


Name of Debtor    Name of          Amount Owed   Rate of    Date of
                  Creditor                       Interest   Maturity


Great Plains      GPE                    $43,864     note 1    demand open
Power Inc.                                                         account
                                                                  advances

KLT Inc.          GPE               $100,000,000   variable   February 28,
                                                                      2002

KLT Inc.          KLT Investments     $7,997,300     note 1    demand open
                  Inc.                                             account
                                                                  advances

FAR Gas           KLT Inc.              $330,351     note 1    demand open
Acquisitions                                                       account
Corporation                                                       advances

Forest City, LLC  FAR Gas                 $5,369     note 1    demand open
                  Acquisitions                                     account
                  Corporation                                     advances

KLT Gas Inc.      FAR Gas             $3,269,445     note 1    demand open
                  Acquisitions                                     account
                  Corporation                                     advances

KLT Gas Inc.      KLT Energy            $923,803     note 1    demand open
                  Services Inc.                                    account
                                                                  advances

KLT Energy        KLT Inc.                $4,232     note 1    demand open
Services Inc.                                                      account
                                                                  advances

KLT Inc.          KLT Investments     $8,461,320     note 1    demand open
                  II Inc.                                          account
                                                                  advances

KLT Telecom Inc.  KLT Inc.          $191,939,909     note 1    demand open
                                                                   account
                                                                  advances

Apache Canyon     KLT Gas Inc.        $4,508,647     note 1    demand open
Gas, L.L.C.                                                        account
                                                                  advances

Apache Canyon     KLT Inc.                  $275     note 1    demand open
Gas, L.L.C.                                                        account
                                                                  advances

Forest City, LLC  KLT Gas Inc.        $2,161,324     note 1    demand open
                                                                   account
                                                                  advances

Forest City, LLC  FAR Gas                 $5,369     note 1    demand open
                  Acquisitions                                     account
                  Corporation                                     advances

KLT Inc.          KLT Gas Inc.       $13,762,493     note 1    demand open
                                                                   account
                                                                  advances

Forest City, LLC  KLT Inc.                   $56     note 1    demand open
                                                                   account
                                                                  advances

                                        28



Kansas City       KCPL               $74,779,515   variable    October 25,
Power & Light                                                         2002
Receivables
Company

Worry Free        Home Service        $6,721,618     note 1    demand open
Services Inc.     Solutions, Inc.                                  account
                                                                  advances

Strategic         KLT Energy         $10,973,035   variable    demand note
Energy, L.L.C     Services Inc.                                   (note 2)

DTI               KLT Telecom        $94,000,000        10%    Demand note
                  Inc.

Digital           KLT Telecom        $39,000,000       9.5%    Demand note
Teleport, Inc.    Inc.

Digital           KLT Telecom         $5,500,000       9.5%    February 1,
Teleport, Inc.    Inc.                                                2002

Digital           KLT Telecom         $2,500,000       9.5%    February 1,
Teleport, Inc.    Inc.                                                2002

Advanced          Telemetry           $7,740,000   variable         note 3
Measurement       Solutions,
Solutions, Inc.   L.L.C.

Copier            Telemetry             $945,000   variable         note 3
Solutions, LLC    Solutions,
                  L.L.C.

Telemetry         KLT Telecom        $21,982,320   variable         note 3
Solutions,        Inc.
L.L.C.

Copier            KLT Telecom           $205,000   variable         note 3
Solutions, LLC    Inc.

Advanced          KLT Telecom         $1,870,000   variable         note 3
Measurement       Inc.
Solutions, Inc.

Municipal         KLT Telecom           $298,350   variable         note 3
Solutions,        Inc.
L.L.C.

R.S. Andrews      R.S. Andrews       $14,369,735     note 1    demand open
Services, Inc.    Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $3,368,484     note 1    demand open
Charleston, Inc.  Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews          $116,559     note 1    demand open
Charleston, Inc.  Services, Inc.                                   account
                                                                  advances

R.S. Andrews of   R.S. Andrews        $5,884,437     note 1    demand open
Kansas, Inc.      Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $1,901,149     note 1    demand open
Tennessee, Inc.   Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $1,746,616     note 1    demand open
Chattanooga,      Enterprises,                                     account
Inc.              Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $1,898,772     note 1    demand open
Alabama, Inc.     Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews          $110,853     note 1    demand open
Tidewater, Inc.   Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $1,637,610     note 1    demand open
Fairfax, Inc.     Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $2,261,389     note 1    demand open
Virginia, Inc.    Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $2,336,558     note 1    demand open
South Carolina,   Enterprises,                                     account
Inc.              Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $1,170,817     note 1    demand open
Dallas, Inc.      Enterprises,                                     account
                  Inc.                                            advances

                                        29



R.S. Andrews of   R.S. Andrews        $1,997,372     note 1    demand open
Florida, Inc.     Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $1,573,059     note 1    demand open
Stuart II, Inc.   Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $2,100,874     note 1    demand open
Palm Beach, Inc.  Enterprises,                                     account
                  Inc.                                            advances

Premier Service   R.S. Andrews          $263,463     note 1    demand open
Systems, Inc.     Enterprises,                                     account
                  Inc.                                            advances

Premier Service   R.S. Andrews        $2,023,766     note 1    demand open
Systems, Inc.     Services, Inc.                                   account
                                                                  advances

RSA Services      R.S. Andrews            $3,205     note 1    demand open
Termite & Pest    Enterprises,                                     account
Control, Inc.     Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $5,886,363     note 1    demand open
Maryland, Inc.    Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews of   R.S. Andrews        $1,556,187     note 1    demand open
Wilmington, Inc.  Enterprises,                                     account
                  Inc.                                            advances

R.S. Andrews      R.S. Andrews          $476,951     note 4         note 4
Services, Inc.    Enterprises,
                  Inc.

R.S. Andrews of   R.S. Andrews          $292,678     note 4         note 4
Columbus, Inc.    Enterprises,
                  Inc.

R.S. Andrews      R.S. Andrews of       $174,389     note 4         note 4
Enterprises,      Kansas, Inc.
Inc.

R.S. Andrews      R.S. Andrews of       $119,591     note 4         note 4
Enterprises,      Chattanooga,
Inc.              Inc.

R.S. Andrews      R.S. Andrews of       $183,004     note 4         note 4
Enterprises,      Tidewater, Inc.
Inc.

R.S. Andrews of   R.S. Andrews           $97,908     note 4         note 4
Fairfax, Inc.     Enterprises,
                  Inc.

R.S. Andrews      R.S. Andrews of       $104,059     note 4         note 4
Enterprises,      South Carolina,
Inc.              Inc.

R.S. Andrews      R.S. Andrews of       $131,997     note 4         note 4
Enterprises,      Charleston,
Inc.              Inc.

R.S. Andrews      R.S. Andrews of       $183,982     note 4         note 4
Enterprises,      Dallas, Inc.
Inc.

R.S. Andrews of   R.S. Andrews          $183,181     note 4         note 4
Stuart I, Inc.    Enterprises,
                  Inc.

R.S. Andrews      R.S. Andrews of        $17,126     note 4         note 4
Enterprises,      Stuart II, Inc.
Inc.

R.S. Andrews      R.S. Andrews of        $21,665     note 4         note 4
Enterprises,      Palm Beach,
Inc.              Inc.

RSA Services      R.S. Andrews           $59,299     note 4         note 4
Termite & Pest    Enterprises,
Control, Inc.     Inc.

R.S. Andrews      R.S. Andrews of       $704,957     note 4         note 4
Enterprises,      Maryland, Inc.
Inc.

R.S. Andrews      R.S. Andrews of       $134,658     note 4         note 4
Enterprises,      Wilmington,
Inc.              Inc.

DTI Holdings,	  Digital Teleport,	$874,001     note 1    demand open
Inc.		  Inc.					           account
							          advances

DTI Teleport	  Digital Teleport,   $2,923,848     note 1    demand open
of Virginia,	  Inc.					           account
Inc.							          advances


Note 1: Intercompany advances incurred after September 30, 2001, will bear interest at the effective cost of capital of the lending associate company.

Note 2: Under its operating agreement, Strategic Energy, L.L.C. is required to make quarterly cash distributions equal to 45% of the net profits of the company, or such greater amount as is required to pay any accrued flow-through tax liability of its member or owners of Series SEL Economic Interests of Custom Energy Holdings, L.L.C. The operating agreement of Custom Energy Holdings, L.L.C., contains a similar provision. KLT Energy Services Inc., as an owner of Series SEL Economic Interests, agreed to take a promissory note in lieu of cash relating to the distribution due for the third quarter of 2001.

Note 3: Written off on the books of account of the creditor associate company prior to January 1, 2000.

Note 4: R.S. Andrews Enterprises, Inc., maintains a cash concentration account into which available cash from its subsidiaries is deposited. Accounts payable of R.S. Andrews Enterprises, Inc. and its subsidiaries are paid from this account and credited to the appropriate company. Intercompany advances incurred after September 30, 2001, will bear interest at the effective cost of capital of the lending associate company.

     (b)  Debts owed to others as of December 31, 2000:

     Omitted by permission of the Staff.

                         PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.


Lessee         Lessor        Type of         Annual Rental  Lease
                             property                       expiration date
                             leased


KCPL           Wells Fargo   combustion          None until October, 2005
               Bank          turbines                 2003;
               Northwest                         thereafter
                                              approx. $12.5
                                                    million

KCPL           Forsythe      Computers              $50,200 August, 2004

                                   31


KCPL           Hewlett       computers              $69,815 May, 2003
               Packard

KCPL           Hewlett       Computers              $70,798 May, 2003
               Packard

KCPL           Hewlett       Computers             $153,317 July, 2003
               Packard

KCPL           Hewlett       Computers              $77,329 June, 2003
               Packard

KCPL           Varilease     Computers              $66,768 August, 2002

KCPL           MFP           Computers              $61,951 June, 2001

KCPL           MFP           Computers              $99,064 September, 2001

KCPL           MFP           Computers             $368,777 December, 2001

KCPL           MFP           Computers             $165,849 September, 2001

KCPL           MFP           Computers             $194,660 December, 2001

KCPL           MFP           Computers             $313,027 March, 2002

KCPL           MFP           Computers             $333,620 June, 2002

KCPL           MFP           Computers             $200,153 September, 2002

KCPL           MFP           Computers             $310,668 December, 2002

KCPL           MFP           Computers             $301,198 March, 2003

KCPL           MFP           Computers             $284,582 June, 2003

KCPL           MFP           Computers             $100,531 September, 2003

KCPL           MFP           Computers              $88,243 December, 2003

KCPL           Konica        Copiers               $175,205 various

KCPL           IOS Capital   Copiers               $275,280 various

KCPL           Xerox         Copiers               $102,892 December, 2002

KCPL           Xerox         Copiers               $163,869 December, 2003

KCPL           801           Building              $448,800 October, 2025
               Charlotte
               Inc.

KCPL           TWP Partners  Office space        $2,645,804 July, 2007

KCPL           TWP Partners  Parking space         $405,000 July, 2007

KCPL           Copaken       Building               $76,040 July, 2007
               White &
               Blitt

KCPL           Midland Land  Building               $96,000 September, 2010
               & Cattle

KCPL           Charles and   Building              $180,732 July, 2005
               Pat Cooper

KCPL           Lenexa        Substation             $51,728 July, 2050
               Industrial    land
               Park

KCPL (note 1)  Western       Transmission        $1,888,512 September, 2025
               Resources,    line
               Inc.

KCPL (note 1)  Associated    Transmission          $221,402 October, 2028
               Electric      line
               Cooperative

KCPL (note 1)  St. Joseph    Interconnect          $118,740 October, 2028
               Light &       service
               Power

KCPL (note 1)  St. Joseph    Terminal               $90,948 May, 2023
               Light &       Service
               Power         Substation

                                   32



KCPL           Bank of New   Unit train            $760,687 March, 2013
               York

KCPL           Bank of New   Unit train            $760,687 March, 2013
               York

KCPL           Pullman       Unit train             $98,922 December, 2003

KCPL           Pullman       Unit train            $301,974 December, 2003

KCPL           Pullman       Unit train            $744,521 December, 2003

KCPL           Shawmut Bank  Unit train          $1,253,692 July, 2015

KCPL           Shawmut Bank  Unit train          $1,785,257 July, 2015

KCPL           CCG Trust     Unit train            $484,330 September, 2018

KCPL           CCG Trust     Unit train            $484,330 September, 2018

KCPL           CIT Group     Unit train            $310,000 April, 2004

KCPL           EFG           Unit train            $102,461 June, 2016

KCPL           Bankers       Vehicles and        $5,334,938 various
               Lease         heavy
                             equipment

KCPL           Bankers       Turbine             $2,301,725 October, 2001
               Trust         generator

KCPL           Bell &        Inserter               $56,065 December, 2001
               Howell        machine

KCPL (note 2)  IBM           computer              $104,126 January 31,
                             equipment                      2003

KCPL (note 2)  MC Leasing    computer              $190,220 various
                             equipment

KCPL (note 2)  Sun           computer              $203,691 various
               Microsystems  equipment

KCPL (note 2)  Varilease     computer and          $324,551 various
                             plant
                             equipment

KCPL (note 2)  Xerox         office                $231,833 various
                             equipment

KCPL (note 2)  Diversified   portable              $127,097 indeterminate
               Technologies  demineralizer
                             system and
                             tubular ultra
                             filtration
                             system

KLT Inc.       Cisco         Telecommunicat         $21,545 March, 2003
               Systems       ions equipment

KLT Inc.       OPUS          Office space          $148,977 April 30, 2005
               Northwest

R.S. Andrews   note 3        Building               $30,000 September, 2004
of Virginia,
Inc.

R.S. Andrews   note 3        Building               $41,400 month-to-month
of Wilmington,
Inc.

R.S. Andrews   note 3        Computer                $8,400 month-to-month
of Wilmington,               equipment
Inc.

R.S. Andrews   note 3        Building               $66,000 October, 2014
of Stuart I,
Inc.

R.S. Andrews   note 3        Building               $36,500 May, 2004
of Palm Beach,
Inc.

R.S. Andrews   note 3        Building               $84,600 June, 2011
Enterprises,
Inc.

R.S. Andrews   note 3        Building                $6,000 February, 2007
Enterprises,
Inc.

                                   33



R.S. Andrews   note 3        Building               $46,100 August, 2003
Enterprises,
Inc.

R.S. Andrews   note 3        Vehicles                $6,700 July, 2004
Enterprises,
Inc.

R.S. Andrews   note 3        Forklift                $5,500 June, 2005
Enterprises,
Inc.

R.S. Andrews   note 3        Plumbing               $28,800 January, 2002
Enterprises,                 equipment
Inc.

R.S. Andrews   note 3        Office                 $85,000 January, 2004
Enterprises,                 equipment
Inc.

R.S. Andrews   note 3        Vehicles               $14,500 June, 2002
Enterprises,
Inc.

R.S. Andrews   note 3        Forklift                $5,900 June, 2005
Enterprises,
Inc.

R.S. Andrews   note 3        Building               $60,800 July, 2004
of Maryland,
Inc.

R.S. Andrews   note 3        Building               $66,000 month-to-month
of Tennessee,
Inc.

R.S. Andrews   note 3        Building               $60,996 September, 2002
of Texas, Inc.

R.S. Andrews   Enterprise    Vehicles               $30,621 February 1,
of Stuart II,  Leasing                                      2003
Inc.

R.S. Andrews   Enterprise    Vehicles               $10,527 February 1,
of Wilmington, Leasing                                      2003
Inc.

R.S. Andrews   Enterprise    Vehicles               $32,216 January 1, 2003
of             Leasing
Chattanooga,
Inc.

R.S. Andrews   Enterprise    Vehicles               $18,169 January 1, 2003
of Tidewater,  Leasing
Inc.

R.S. Andrews   Enterprise    Vehicles               $12,243 January 1, 2003
Enterprises of Leasing
Charleston,
Inc.

R.S. Andrews   Enterprise    Vehicles               $48,123 February 1,
Enterprises of Leasing                                      2003
South
Carolina, Inc.

R.S. Andrews   Enterprise    Vehicles               $24,549 February 1,
Enterprises of Leasing                                      2003
Dallas, Inc.

R.S. Andrews   Enterprise    Vehicles               $19,269 January 1, 2003
Enterprises of Leasing
Kansas, Inc.

R.S. Andrews   Peoples       Backhoe                 $8,972 October 23,
Enterprises of National                                     2001
Kansas, Inc.

R.S. Andrews   OFC Capital   Office                 $57,506 February 25,
Enterprises,                 furniture                      2004
Inc.

Digital        KLT Telecom   Building               $75,000 April, 2005
Teleport, Inc. Inc.

                                   34



KLT Gas Inc.   Compressor    Gas compressor        $102,921 December, 2002
               Systems,
               Inc.
KLT Gas Inc.   Compressor    Gas compressor        $205,842 December, 2002
               Systems,
               Inc.
KLT Gas Inc.   Roughrider    Gas                   $145,800 variable (note
               Power LLC     compressors                    4)

Digital        Sansone       Building              $540,000 August, 2002
Teleport, Inc.


Note 1: These agreements were described in the Reorganization U-1.

Note 2: WCNOC, as agent for the owners of Wolf Creek Generating Station, enters into various leases of equipment on behalf of and for the benefit of the owners. KCPL's 47% proportionate share of lease payments are shown.

Note 3:  Not available to registrant.

Note 4: Represents total lease payments over the six month lease terms (expiring in February and March, 2002) of ten leased gas compressors.

Digital Teleport, Inc., has entered into several indefeasible right to use ("IRU") agreements. To the extent IRU agreements are deemed to be within the scope of this item, information regarding such agreements is contained in DTI's transition report on Form 10-K for the period ended December 31, 2000 (File No. 333-50049) and its quarterly report on Form 10-Q for the period ended September 30, 2001 (File No. 333-50049), which are incorporated herein by reference.


                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged, either publicly or privately, any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of the issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each issue or sale:

     Omitted by permission of the Staff.

                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14. (a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary:

Information with respect to GPE's Dividend Reinvestment and Direct Stock Purchase Plan is set forth in a Post-Effective Amendment No. 2 to Form S-3 (File No. 33-51799); information with respect to its Employee Savings Plus Plan is set forth in a Post-Effective Amendment No. 1 to Form S-3 (File No. 333-32636); information with respect to its Long-Term Incentive Plan is set forth in a Post-Effective Amendment No. 1 to Form S-8 (File No. 33-45618); and information with respect to its Underwriting Agreement for Medium-Term Notes is set forth in a Post-Effective Amendment No. 4(b) to Form 8-K dated December 18, 2000 (File No. 1-707), which are hereby incorporated by reference;.

In addition to the above, KCPL has standard commercial paper dealer agreements with two financial institutions related to the company's commercial paper activities. One such agreement is dated
February 26, 1990 with First Chicago Capital Markets, Inc. (now
BankOne Capital Markets, Inc.); the other is dated
January, 1991, with Merrill Lynch Money Markets, Inc.

Information with respect to warrants issued by DTI in connection with the issuance of its 12 1/2% Series B Senior Discount Notes due 2008 is set forth in Amendment No. 4 to Form S-4 (File No. 333-50049). Information with respect to DTI's 2001 Stock Option Plan is set forth in DTI's quarterly report on Form 10-Q for the period ended September 30, 2001, and such Plan was filed as Exhibit 10.35 thereto. Information with respect to DTI's 1997 Long-Term Incentive Award Plan is set forth in DTI's transition report on Form 10-K for the period ended December 31, 2001, and such Plan was filed as
Exhibit 2.2 to DTI's Form S-4 (File No. 333-50049). Information respecting a Warrant Agreement between DTI and Banque
Indosuez is set forth in DTI's annual report on Form 10-K for the period ended June 30, 2000, and the Warrant Agreement was filed as
Exhibit 4.13 thereto. Information respecting the issuance of 200,000 restricted common shares of DTI to Gary W. Douglass, an executive of DTI, is set forth in DTI's transition report on Form 10-K for the period ended December 31, 2000.

     (a) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.

Information with respect to warrants issued by DTI and beneficially owned by KLT Telecom Inc. is set forth in Part I,

Item 1 DTI's transition report for the period ended December 31, 2000, on Form 10-K (File No. 333-50049).

                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (a) List the twenty largest holders of in accordance with the table below:

     The following table sets forth GPE's twenty largest registered shareholders of each class of capital stock on the books as of October 31, 2001:



    Title of            Shareholder          Shares         % of
      Issue         (Name and Address)        Held       Outstanding


  GPE Common     CEDEFAST                   50,798,784     82.0543
  Stock          Bowling Green Station
                 PO Box 20
                 New York NY 10274-0020

  GPE Common     Meade M Bynum                  40,000      0.0646
  Stock          332 Sunnyside Rd
                 Tampa FL 33617-7249

  GPE Common     Ben Blackshire                 32,000      0.0517
  Stock          8714 Cherokee Ln
                 Leawood KS 66206-1657

  GPE Common     Hart Securities LTD            25,000      0.0404
  Stock          c/o Anthony Bonanno
                 Gibson Dunn & Crutcher
                 Ste 900
                 1050 Connecticut Ave NW
                 Washington DC 20036-5303

  GPE Common     Robert M Currie &              24,000      0.0388
  Stock          Lois I Currie TEN COM
                 RR 1 Box 34A
                 Schaller IA 51053-9801

  GPE Common     Tony B Starosta &              24,000      0.0388
  Stock          Cecelia Starosta JT TEN
                 1018 Village CT
                 Darien IL 60561-4134

  GPE Common     Charles W Bremer III           23,684      0.0383
  Stock          3041 S 46th Terrace
                 Kansas City KS 66106-3735


                                        37


  GPE Common     Ben Berz                       22,000      0.0355
  Stock          2317 Bent Brook Dr
                 Mesquite TX 75181-1745

  GPE Common     Doikes & Co                    21,500      0.0347
  Stock          221 N Grand Blvd
                 St Louis MO 63103-2006

  GPE Common     G Eugene Harrison &            21,241      0.0343
  Stock          Edith M Harrison TR UA
                 01/04/91
                 G Eugene Harrison & Edith
                 M Harrison Revocable
                 Trust
                 711 E 124th St
                 Kansas City MO 64146-1100

  GPE Common     Knob Hill Mines Inc            19,500      0.0315
  Stock          1143 Crane St Suite 200
                 Menlo Park CA 94025-4341

  GPE Common     William H Holtmeyer Jr &       17,747      0.0287
  Stock          Cynthia C Holtmeyer JT
                 TEN
                 808 W Broadway
                 Brunswick MO 65236-1114

  GPE Common     Arthur J Doyle &               17,570      0.0284
  Stock          Glenda M Doyle
                 TR UA 08/02/91
                 Arthur J Doyle &
                 Glenda M Doyle Revocable
                 Trust
                 1201 Walnut 18th Fl
                 Kansas City MO 64106-2117

  GPE Common     Frank J Bleier Jr &            15,672      0.0253
  Stock          Noureen Bleier JT TEN
                 2420 W 71st St
                 Prairie Village KS 66208-
                 2756

  GPE Common     Allen Laner                    15,049      0.0243
  Stock          TR UA 10/30/97
                 Allen Laner Trust
                 PO Box 11331
                 Shawnee Msn KS 66207-1031

  GPE Common     J Robert Miller                14,356      0.0232
  Stock          TR UA 06/12/89
                 J Robert Miller
                 Intervivos Trust
                 14 Antigua LN
                 Hot Springs Village AR
                 71909-5419


                                       38


  GPE Common     Peggy L Reiff TR               14,012      0.0226
  Stock          TRUA 03/21/98
                 Peggy L Reiff Revocable
                 Trust
                 412 NW 40th ST
                 Kansas City MO 64116-1712

  GPE Common     Warren E Keller &              13,932      0.0225
  Stock          Shirley A Keller JT TEN
                 5122 SW Pelican Pt
                 Lees Summit MO 64082-4539

  GPE Common     Thomas Gallinelli Jr &         13,000      0.0210
  Stock          Maude Gallinelli
                 JT TEN
                 603 Ferry St
                 Marshfield MA 02050-2514

  GPE Common     William P Shelton &            12,546      0.0203
  Stock          Marian K Shelton JT TEN
                 1214 Wissmann
                 Manchester MO 63011-4363

  3.80%          CEDEFAST                       83,553     83.5530
  Cumulative     Bowling Green Station
  Preferred      PO Box 20
  Stock          New York NY 10274-0020

  3.80%          Samuel L Dibble &                 400         0.4
  Cumulative     Dorothy Dibble TR UA
  Preferred      07/06/72
  Stock          Samuel L Dibble &
                 Dorothy Dibble Trust
                 32086 W Camino Dr
                 Wickenburg AZ 85390-1222

  3.80%          Maria Luisa Ferriday              200         0.2
  Cumulative     2801 New Mexico Ave Apt
  Preferred      917
  Stock          Washington DC 20007-3937

  3.80%          Rolf E Hansen                     300         0.3
  Cumulative     TR UA 11/04/97
  Preferred      Rolf E Hansen Trust
  Stock          5101 N A1A #109
                 Vero Beach FL 32963-1172

  3.80%          John M Glass                      300         0.3
  Cumulative     TR UA 02/12/88
  Preferred      John M Glass Revocable
  Stock          Trust
                 4165 50th Ave S
                 St Petersburg FL 33711-
                 4729

  3.80%          Jesse U Johnson                   500         0.5
  Cumulative     9818 Crestwick Dr
  Preferred      St Louis MO 63128
  Stock

                                       39


  3.80%          William J Kent                    200         0.2
  Cumulative     11 Georgian Ln Apt 2
  Preferred      Williamsville NY 14221-
  Stock          2176

  3.80%          Eric King                         250        0.25
  Cumulative     PO Box 4297
  Preferred      Berkeley CA 94704-0297
  Stock
  3.80%          Albert M Kisshauer                200         0.2
  Cumulative     2050 Glen Cove
  Preferred      Walled Lake MI 48390
  Stock
  3.80%          Thelma I Leeper & Paul M          390        0.39
  Cumulative     Leeper & Bernetta M Gach
  Preferred      & Helen Ryan JT TEN
  Stock          c/o Paul M Leeper
                 211 E Raintree Ln
                 Goldsboro NC 27534-8220

  3.80%          Long Crest Farms Inc              200         0.2
  Cumulative     c/o Cyrus Churchill
  Preferred      1610 5th Ave
  Stock          Moline IL 61265-7909

  3.80%          John W McCabe &                   700         0.7
  Cumulative     Marie J McCabe JT TEN
  Preferred      84 Westport Dr
  Stock          Whiting NJ 08759-2331

  3.80%          Pearl H Nethery                   300         0.3
  Cumulative     116 Fairview Ave
  Preferred      Bremen GA 30110-2212
  Stock
  3.80%          Paul Porter                       580        0.58
  Cumulative     4475C S Powerline Rd
  Preferred      Melba ID 83641
  Stock
  3.80%          Robert J Smith &                  300         0.3
  Cumulative     Margaret K Smith JT TEN
  Preferred      25165 Hazelwood Rd
  Stock          Lake Holcombe WI 54745

  3.80%          Delores A Stewart &               300         0.3
  Cumulative     William A Boosman &
  Preferred      Mitchel K Boosman &
  Stock          Dana J Mullin JT TEN
                 c/o Mitchell K Boosman
                 7345 Belleview Ave
                 Kansas City MO 64114-1219

  3.80%          Gary C Stubbs                     610        0.61
  Cumulative     11106 W 120th St
  Preferred      Overland Park KS 66213-
  Stock          2044


                                       40


  3.80%          Blanche E Tillman                 420        0.42
  Cumulative     Box 521
  Preferred      Linden MI 48451-0521
  Stock
  3.80%          Jannell A Tillman                 270        0.27
  Cumulative     6073 Byram Lake Dr
  Preferred      PO Box 521
  Stock          Linden MI 48451-8784

  3.80%          Charles A Wanner                  400         0.4
  Cumulative     6604 S Williams CR E
  Preferred      Littleton CO 80121-2737
  Stock
  4.50%          CEDEFAST                       82,869      82.869
  Cumulative     Bowling Green Station
  Preferred      PO Box 20
  Stock          New York NY 10274-0020

  4.50%          Sentinel Security Life          1,400         1.4
  Cumulative     Insurance Co
  Preferred      Box 65478
  Stock          Salt Lake City UT 84165-
                 0478

  4.50%          Wes Mor Drilling Inc            1,200         1.2
  Cumulative     Box 1269
  Preferred      Graham TX 76450-1269
  Stock
  4.50%          Mary Ann Molner                 1,000           1
  Cumulative     12101 W 100 Terrace
  Preferred      Lenexa KS 66215-1956
  Stock
  4.50%          Barbara F Lofquist                800         0.8
  Cumulative     2126 Clarkson Dr
  Preferred      Colorado Springs CO 80909-
  Stock          2024

  4.50%          Gary L Golobay                    600         0.6
  Cumulative     3650 N Woodlawn St Apt
  Preferred      431
  Stock          Wichita KS 67220-2216

  4.50%          Ronald D Stephens                 600         0.6
  Cumulative     Box 1269
  Preferred      Graham TX 76450-1269
  Stock
  4.50%          Ada E Humphrey                    550        0.55
  Cumulative     1923 Cashman Ct
  Preferred      Peoria IL 61604
  Stock
  4.50%          Delores A Stewart &               470        0.47
  Cumulative     William A Boosman &
  Preferred      Mitchel K Boosman &
  Stock          Dana J Mullin JT TEN
                 c/o Mitchell K Boosman
                 7345 Belleview Ave
                 Kansas City MO 64114-1219


                                       41


  4.50%          Benno M Wallach                   450        0.45
  Cumulative     PO Box 833
  Preferred      Seabrook TX 77586-0833
  Stock
  4.50%          Madeline H Wallach                450        0.45
  Cumulative     PO Box 833
  Preferred      Seabrook TX 77586-0833
  Stock
  4.50%          Jack O Hughes & Leta J            425       0.425
  Cumulative     Hughes
  Preferred      TR UA 12/06/93 Jack O
  Stock          Hughes &
                 Leta J Hughes Living
                 Trust
                 10406 E 35th St S
                 Independence MO 64052-
                 2629

  4.50%          Florence M Mariska                400         0.4
  Cumulative     2100 Pine Gate Way
  Preferred      White City OR 97503-9558
  Stock
  4.50%          William L Ludlow                  300         0.3
  Cumulative     128 Donner Ave NW
  Preferred      North Canton OH 44720-
  Stock          2704

  4.50%          William Alden Parker &            300         0.3
  Cumulative     Madalyn
  Preferred      Florence Parker TR UA
  Stock          09/23/86
                 Parker Living Trust
                 16331 Niantic Cr
                 Huntington Beach CA 92649-
                 2141

  4.50%          Martha L Anderson                 200         0.2
  Cumulative     290 W Filer Ave #4
  Preferred      Twin Falls ID 83301
  Stock
  4.50%          Cathleen P Bolinger &             200         0.2
  Cumulative     Sheila Anne Bolinger JT
  Preferred      TEN
  Stock          1805 Rattan Palm
                 Niceville FL 32578-3526

  4.50%          Kenneth D Clark                   200         0.2
  Cumulative     567 Obrien Dr
  Preferred      Cheboygan MI 49721-2035
  Stock
  4.50%          Pierre A Deitsch &                200         0.2
  Cumulative     Naida J Deitsch JT TEN
  Preferred      1218 E Racine St
  Stock          Bellingham WA 98226-2110

  4.50%          Grace Lutheran Church             200         0.2
  Cumulative     Endowment
  Preferred      Fund
  Stock          ATTN Treasurer
                 1425 Ferguson Ave
                 Saint Louis MO 63133-1719


                                       42


  4.20%          CEDEFAST                       65,735     93.9071
  Cumulative     PO Box 20
  Preferred      Bowling Green Station
  Stock          New York NY 10274-0020

  4.20%          67th Road Construction            300      0.4286
  Cumulative     Corp
  Preferred      9525 Queens Blvd Rm 724
  Stock          Rego Park NY 11374-4511

  4.20%          Reed P Byers                      300      0.4286
  Cumulative     TR UA 11/12/80
  Preferred      Harriet B Collins Trust
  Stock          5616 N Antioch
                 Kansas City MO 64119-2303

  4.20%          Joseph Callahan &                 300      0.4286
  Cumulative     Florence S Callahan JT
  Preferred      TEN
  Stock          500 Vassar Dr
                 Neward DE 19711-3165

  4.20%          Carlton Development Corp          300      0.4286
  Cumulative     9525 Queens Blvd Rm 724
  Preferred      Rego Park NY 11374-4511
  Stock
  4.20%          Princeton Construction            300      0.4286
  Cumulative     Corp
  Preferred      9525 Queens Blvd
  Stock          Rego Park NY 11374-4511

  4.20%          Marie E Twiehaus                  270      0.3857
  Cumulative     30630 Vernon Dr
  Preferred      Birmingham MI 48025-4945
  Stock
  4.20%          Stanley E Mallen                  200      0.2857
  Cumulative     TR UA 11/19/85
  Preferred      FBO Stanley E Mallen
  Stock          8307 D Sand Wedge Cr
                 Bayonet Point FL 34667-
                 2151

  4.20%          Charles E Meredith II &           195      0.2786
  Cumulative     Barbara R Meredith TEN
  Preferred      COM
  Stock          225 Kiowa Pl
                 Boulder CO 80303-3628

  4.20%          Audrey M Watkins                  150      0.2143
  Cumulative     TR UA 07/11/91
  Preferred      Audrey M Watkins Trust
  Stock          800 N Woodland Dr
                 Kansas City MO 64118-5137

  4.20%          Citbanco                          125      0.1786
  Cumulative     c/o Citizen First
  Preferred      National Bank
  Stock          Box 1227
                 Attn Trust Officer
                 Storm Lake IA 50588-1227


                                        43



  4.20%          Irene E Brown                     100      0.1429
  Cumulative     1520 N Washington
  Preferred      Tacoma WA 98406-5719
  Stock
  4.20%          Lincoln Finance Corp              100      0.1429
  Cumulative     634 Norwest Midland Bldg
  Preferred      Minneapolis MN 55401
  Stock
  4.20%          Wyman D Massin &                  100      0.1429
  Cumulative     Mabel S Massin JT TEN
  Preferred      5531 Yarwell
  Stock          Houston TX 77096-4011

  4.20%          Eugene F Mayernick                100      0.1429
  Cumulative     TR UA 08/13/91
  Preferred      Elizabeth J Mayernick
  Stock          Trust
                 612 Denbigh Green
                 Wales WI 53183-9773

  4.20%          Charles C Minx &                  100      0.1429
  Cumulative     Maryann S Minx JT TEN
  Preferred      10917 Cherry
  Stock          Kansas City MO 64131-4013

  4.20%          Ned L Redder                      100      0.1429
  Cumulative     3385 Carlin Dr
  Preferred      Dayton OH 45449-2729
  Stock
  4.20%          Shirley M Shearer &               100      0.1429
  Cumulative     Leanne Erker &
  Preferred      James Shearer &
  Stock          Barbara Westman JT TEN
                 68 Cree Point Dr
                 Mankato MN 56001-4855

  4.20%          Steel & Wolfe Funeral             100      0.1429
  Cumulative     Home Inc
  Preferred      Attn Harold E Wolfe
  Stock          3721 Main St
                 Weirton WV 26062-5309

  4.20%          W F Coen and Co                   100      0.1429
  Cumulative     4809 Roanoke Pkwy
  Preferred      Kansas City MO 64112-1853
  Stock
  4.35%          CEDEFAST                      111,127     92.6058
  Cumulative     Bowling Green Station
  Preferred      PO Box 20
  Stock          New York NY 10274-0020

  4.35%          Elizabeth B Perrault            1,000      0.8333
  Cumulative     TR UW Magdalena
  Preferred      Brandenberg
  Stock          3196 Old Post Rd
                 Fallbrook CA 92028-9398


                                       44


  4.35%          Charles R Bess &                  560      0.4667
  Cumulative     Betty M Bess
  Preferred      JT TEN
  Stock          7300 Whitehaven Dr
                 Saint Louis MO 63123-2036

  4.35%          Janette D Claridge &              400      0.3333
  Cumulative     Thomas Claridge & Don
  Preferred      Claridge
  Stock          TR UA 11/20/97
                 Claridge Family Trust
                 7419 Red Oak Lane
                 Charlotte NC 28226-7203

  4.35%          Robert L Little &                 400      0.3333
  Cumulative     Carol J Little
  Preferred      JT TEN
  Stock          10229 Nieman Rd
                 Overland Park KS 66214-
                 2611

  4.35%          Minerva K Schiermeier             400      0.3333
  Cumulative     CUST
  Preferred      Shane Schiermeier
  Stock          Ark UTMA
                 1027 Swan Dr Apt 10
                 Bartlesville OK 74006-
                 5047

  4.35%          Loie W Seacat                     400      0.3333
  Cumulative     909 Red Oak Dr
  Preferred      Pittsburgh PA 15238-1310
  Stock
  4.35%          Evelyn J Hancock &                250      0.2083
  Cumulative     Lewis F Hancock JT TEN
  Preferred      2817 Dwayne Drive
  Stock          Jefferson City MO 65109-
                 0524

  4.35%          Joann F Kontor &                  250      0.2083
  Cumulative     Kenneth W Kontor JT TEN
  Preferred      4210 S 78th St
  Stock          Lincoln NE 68506-5915

  4.35%          Tomas Chen                        200      0.1667
  Cumulative     2157 NW 87th Terrace
  Preferred      Coral Springs FL 33071-
  Stock          6120

  4.35%          Jerome B Herman CUST              200      0.1667
  Cumulative     James F Herman
  Preferred      Nev UTMA
  Stock          2738 E 2400 N Apt 4
                 Twin Falls ID 83301-0722

  4.35%          Jack O Hughes & Leta J            200      0.1667
  Cumulative     Hughes
  Preferred      TR UA 12/06/93 Jack O
  Stock          Hughes &
                 Leta J Hughes Living
                 Trust
                 10406 E 35th St
                 Independence MO 64052-
                 2629


                                        45


  4.35%          Cornell Mann &                    200      0.1667
  Cumulative     Jeanne E Mann
  Preferred      TR UA 01/16/98
  Stock          The Mann Family Trust
                 4514 SE 20th Ave
                 Cape Coral FL 33904-8708

  4.35%          Dolores G Pharo                   200      0.1667
  Cumulative     176 Butztown Rd
  Preferred      Bethlehem PA 18020-9632
  Stock
  4.35%          Donald N Pharo &                  200      0.1667
  Cumulative     Dolores G. Pharo JT TEN
  Preferred      176 Butztown Rd
  Stock          Bethlehem PA 18020-9632

  4.35%          Minerva K Schiermeier             200      0.1667
  Cumulative     CUST
  Preferred      Clayton Schiermeier
  Stock          Ark UTMA
                 1027 Swan Dr Apt 10
                 Bartlesville OK 74006-
                 5047

  4.35%          Delores A Stewart &               200      0.1667
  Cumulative     William A Boosman &
  Preferred      Mitchel K Boosman &
  Stock          Dana J Mullin JT TEN
                 c/o Mitchell K Boosman
                 7345 Belleview Ave
                 Kansas City MO 64114-1219

  4.35%          Margaret A Tolbert                200      0.1667
  Cumulative     11515 Oakwood Dr
  Preferred      Austin TX 78753-2728
  Stock
  4.35%          Wanda I Trott &                   200      0.1667
  Cumulative     Garret Trott JT TEN
  Preferred      807 Country Club Dr SE
  Stock          Apt 1E
                 Rio Rancho NM 87124-5810

  4.35%          Wes Mor Drilling Inc              200      0.1667
  Cumulative     PO Box 1269
  Preferred      Graham TX 76450-1269
  Stock


     (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held:

     At October 31, 2001, there were 3,067 shareholders holding
     1,000 shares or more of GPE common stock. The aggregate number of shares held by these shareholders was 57,187,503.

     At October 31, 2001, there was 1 shareholder holding 1,000 shares or more of GPE 3.80% cumulative preferred stock. The aggregate number of shares held by this shareholder was 83,553.

     At October 31, 2001, there were 4 shareholders holding 1,000 shares or more of GPE 4.50% cumulative preferred stock. The aggregate number of shares held by these shareholders was 86,469.

     At October 31, 2001, there was 1 shareholder holding 1,000 shares or more of GPE 4.20% cumulative preferred stock. The aggregate number of shares held by this shareholder was 65,735.

     At October 31, 2001, there was 1 shareholder holding 1,000 shares or more of GPE 4.35% cumulative preferred stock. The aggregate number of shares held by this shareholder was 111,127.

     (c) Number of shareholders of record each holding less than 1,000 shares, and the aggregate number of shares so held:

     At October 31, 2001, there were 15,473 shareholders holding less than 1,000 shares or more of GPE common stock. The aggregate number of shares held by these shareholders was 4,721,222.

     At October 31, 2001, there were 131 shareholders holding less than 1,000 shares or more of GPE 3.80% cumulative preferred stock. The aggregate number of shares held by these shareholders was 16,447.

     At October 31, 2001, there were 115 shareholders holding less than 1,000 shares or more of GPE 4.50% cumulative preferred stock The aggregate number of shares held by these shareholders was 13,531.

     At October 31, 2001, there were 42 shareholders holding less than 1,000 shares or more of GPE 4.20% cumulative preferred stock.
     The aggregate number of shares held by these shareholders was 4,265.

     At October 31, 2001, there were 54 shareholders holding less than 1,000 shares or more of GPE 4.35% cumulative preferred stock. The aggregate number of shares held by these shareholders was 8,873.

                        OFFICERS, DIRECTORS AND EMPLOYEES

16. (a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual, give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

          State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system, this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate, and if such annual rate exceeds $20,000, the actual compensation, as well as annual rate, should also be reported.

     (b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

     (b) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

     (c)  Contracts. If any such director, trustee, or officer as aforesaid:

          (1) Has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

          (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or

          (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer,trustee, or director therein.

By permission of the Staff of the Commission, information required to be disclosed pursuant to Items 16(a) through 16(d) is not set forth herein. In lieu thereof, information with respect thereof is set forth in KCPL's Definitive Proxy Statement for 2001 Annual Meeting (File No. 001-00707), and such information is hereby incorporated by reference.

     (d) Banking Connections. If any such director, trustee or officer is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

Dr. David L. Bodde is a director of GPE, KCPL, Great Plains Power Incorporated and KLT Inc. Dr. Bodde is also a Trustee on the Board of Trustees of The Commerce Funds. Such director positions are authorized by Rules 70(b) and (d)

Mr. Robert H. West is a director of GPE, KCPL and Great Plains Power Incorporated. Mr. West is also a director of Commerce

Bancshares, Inc., a registered bank holding company. Such director positions are authorized by Rules 70(a) and (c).

Mr. Mark A. Ernst is a director of GPE, KCPL and Great Plains Power Incorporated. Mr. Ernst is also a director, President and Chief Executive Officer of H&R Block, Inc., and a director of H&R Block Financial Investors, Inc. GPE is in the process of determining whether such person is within the scope of Section 17(c) and Rule 70, and in the interim makes this disclosure.

Mr. William C. Nelson is a director of GPE, KCPL and Great Plains Power Incorporated. Mr. Nelson holds the position of Chairman, George K. Baum Asset Management with George K. Baum Holdings, Inc. GPE is in the process of determining whether such person is within the scope of Section 17(c) and Rule 70, and in the interim makes this disclosure.

                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

To the knowledge of the registrant, none.

18. As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration,and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule
     13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

     (i) KCPL provides services to KLT Inc. and several of its first-tier subsidiaries (KLT Telecom Inc., KLT Investments Inc., KLT Gas Inc. and KLT Energy Services Inc.) pursuant to Service and Procurement Agreements.
These agreements cover goods and services for the internal administrative and general use and purposes of the recipient company, and which are billed at cost. The agreements have one-year terms, automatically renewable unless notice is given by either party thirty days' prior to the expiration of the current period. The respective execution dates of the Service and Procurement Agreement and amendment with each recipient are:
KLT Inc., February 18, 1993 and March 31, 1999; KLT Energy Services Inc., February 18, 1993 and March 31, 1999; KLT Gas Inc., June 24, 1994 and March 31, 1999; KLT Investments Inc., June 30, 1995 and March 31, 1999; and KLT Telecom Inc., June 30, 1995 and March 31, 1999.

The Service and Procurement Agreement and amendment between KCPL and KLT Inc. are attached as Exhibits H-1 and H-2 as the typical forms of such agreements.

     (ii) KCPL provides certain information technology maintenance and support services to KLT Inc. pursuant to a Service Level Arrangement, dated August 6, 2001. These services are billed at cost, with a term ending July 31, 2002.

     (iii) WCNOC operates, maintains, repairs and will eventually decommission Wolf Creek Generating Station, solely as agents for the owners of the Station, including KCPL. The owners of Wolf Creek Generating Station, in turn, provide certain services to WCNOC. This agency relationship and the provision of services by the owners are pursuant to the following contracts:
Wolf Creek Generating Station Operating Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company, Kansas Electric Power Cooperative, Inc. and Wolf Creek Nuclear Operating Corporation, dated as of April 15, 1986; Wolf Creek General Support Service Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company and Kansas Electric Power Cooperative, Inc., dated as of January 1, 1987; Emergency Plan Support Services Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company, Kansas Electric Power Cooperative, Inc. and Wolf Creek Nuclear Operating Corporation, dated as of January 1, 1987; and Service Reciprocity Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company and Wolf Creek Nuclear Operating Company, dated as of June 20, 1986. WCNOC has no revenue or income and all of its assets are owned by the owners of the Station. WCNOC classifies in its financial statements the payables, expenses and receipts incurred by WCNOC as if such items had been incurred by the owners.

     (iv) As disclosed in Item 12, KLT Telecom Inc., as successor in interest, leases a portion of a building to Digital Teleport, Inc.

     (v) KCPL and KLT Telecom Inc. entered into a License Agreement dated as of June 14, 1996, granting KLT Telecom Inc. the right to place fiber optic cable, repeaters and associated equipment on KCPL's poles, ducts, conduits, manholes and rights of way. Charges for the placement of such facilities are pursuant to the Federal Communications Commission's rules, and other services performed by KCPL under the License Agreement are based on KCPL's fully loaded costs, including a multiplier of 1.15 on fully loaded labor costs. In partial consideration of the License Agreement, KLT Telecom Inc. assigned to KCPL its right, title and interest in an IRU Agreement with Digital Teleport, Inc., dated as of April 30, 1996. KLT Telecom Inc.'s interest in the License Agreement was subsequently assigned to Digital Teleport, Inc.

     (vi) As authorized by the Commission (HCAR 27436), KCPL and the non-utility subsidiaries of GPE provide support services on an interim basis, and as well may sell goods, to each other and to GPE consistent with current practice (as well as services and goods of a substantially similar nature). Such contracts are oral or implied in nature.

                                   LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

     (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

     (2)  Proceedings involving any franchise claimed by any such company;

     (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

     (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

     (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

By permission of the Staff of the Commission, information required to be disclosed pursuant to Items 19(1) through 19(5) is not set forth herein. In lieu thereof, information with respect thereof is set forth in (i) Part I, Items 1 and 3 of KCPL's annual report filed on Form 10-K for the year ended December 31, 2000(File No. 1-707), (ii) the quarterly report of KCPL filed on Form 10-Q for the quarterly period ended September 30, 2001 (File No. 1-707); (iii) the transition report of DTI filed on Form 10-K for the period ended December 31, 2000 (File No. 333-50049); and (iv) the quarterly report of DTI filed on Form 10-Q for the quarterly period ended September 30, 2001 (File No. 333-50049), and such information is hereby incorporated by reference.

                                    EXHIBITS

Submit the following exhibits as a part of the registration statement.

EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class of voting securities of each subsidiary owned by the registrant and by each subsidiary company.

A corporate chart of registrant and all subsidiary companies is filed as Exhibit A-1 under cover of Form SE.

EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included the text appearing on each certificate or a copy of each resolution or other document establishing or defining such rights and limitations. The text of each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

Omitted by permission of the Staff.

EXHIBIT C.

     (a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

Omitted by permission of the Staff.

     (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

Omitted by permission of the Staff.

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

Omitted by permission of the Staff. In lieu thereof, the financial information to be provided in GPE's annual report for the year ended December 31, 2001, on Form U5S shall be for the period of January 1, 2001 through December 31, 2001.

EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively); provided that all maps shall be filed in paper under cover of Form SE (Section 259.603) if submitted by an electronic filer.

     (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

     (2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

          (a)  Generating plants - kind and capacity;
          (b) Transmission lines - voltage, number of circuits, kind of supports, kind and size of conductors;
          (c)  Transmission substations - capacity;
          (d)  Distribution substations - capacity;
          (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

     (3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

     (4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

          (a)  Generating plants - kind and daily capacity;
          (b)  Holders - kind and capacity;
          (c)  Compressor stations - capacity in horsepower;

          (d) Transmission pipe lines - size, approximate average transmission pressure and the estimated daily delivery capacity of the system;
          (e) Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises, giving names of such companies and other enterprises;
          (f) General location and outline of gas producing and reserve areas, and diagrammatic location of gathering lines.

Maps containing the information required by items (1) and (2) are filed as Exhibits E-1 and E-2 under cover of Form SE. GPE has no gas utility companies.

EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE (Section 259.603).

KCPL's 2000 Annual Report to Shareholders has been provided as Exhibit F-1 under cover of Form SE. KCPL's annual report for the year ended December 31, 2000, on Form 10-K (File No. 1-707), DTI's annual report for the year ended June 30, 2000, on Form 10-K (File No. 333-50049), and DTI's transition report for the period ended December 31, 2000, on Form 10-K (File No. 333-50049) are each incorporated by reference herein.

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended, the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE (Section 259.603).

The Annual Report of KCPL on FERC Form No.1 for the year ended December 31, 2000, has been provided as Exhibit G-1 under cover of Form SE.

The Electric Kansas Supplemental 2000 Annual Report of KCPL to the State Corporation Commission of Kansas has been filed as Exhibit G-2 under cover of Form SE.

While WCNOC is not a public utility company for purposes of the Act, the Kansas Corporation Commission deems WCNOC to be an electric public utility under Kansas state law and thus requires WCNOC to file an annual report. The Electric Utility Annual Report of WCNOC to the State Corporation Commission of Kansas for the year ending December 31, 2000 has been filed as Exhibit G-3 under cover of Form SE.

EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18.

The form of Service and Procurement Agreement and amendment thereto, are attached as Exhibits H-1 and H-2, respectively.

This registration statement comprises:

          (a)  Pages numbered 1 to 65, consecutively.

          (b)  The following Exhibits: the Exhibits shown on the attached exhibit index.

                            [signature page follows]

                                S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Kansas City and State of Missouri, on the 27th day of December, 2001.

(SEAL)


GREAT PLAINS ENERGY INCORPORATED
(Name of Registrant)


By:  /s/Andrea F. Bielsker
     Andrea F. Bielsker
     Vice President - Finance, Chief Financial Officer and
     Treasurer

Attest:

By:  /s/  Jeanie Sell Latz
     Jeanie Sell Latz
     Corporate Secretary


                             V E R I F I C A T I O N


State of Missouri        )
                         )    ss.
County of Clay           )

The undersigned, being duly sworn deposes and says that he has duly executed the attached registration statement dated December 27, 2001, for and on behalf of Great Plains Energy Incorporated, that she is the Vice President - Finance, Chief Financial Officer and Treasurer of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.


By:  /s/Andrea F. Bielsker
     Andrea F. Bielsker
     Vice President - Finance, Chief Financial Officer and Treasurer


Subscribed and sworn to before me, a notary public this 27th day of December, 2001.

(OFFICIAL SEAL)


/s/Carol Sivils
Notary Public


My commission expires: June 15, 2003

                                INDEX OF EXHIBITS

Exhibit No.  Description

A-1          Corporate chart of GPE (filed herewith on Form SE)

E-1 Map of Electric Territory served by KCPL (filed herewith on Form SE)

E-2 Map of metropolitan Electric Territory served by KCPL (filed herewith on Form SE)

F-1 KCPL's 2000 Annual Report to Shareholders (filed herewith on Form SE)

G-1 Annual Report of KCPL on FERC Form No. 1 for the year ended December 31, 2000 (filed herewith on Form SE)

G-2          Electric Kansas Supplemental 2000 Annual Report of
             KCPL to the State Corporation Commission of Kansas
             (filed herewith on Form SE)

G-3          Electric Utility Annual Report of WCNOC to the State
             Corporation Commission of Kansas for the year ending
             December 31, 2000 (filed herewith on Form SE)

H-1          Form of Service and Procurement Agreement

H-2          Form of Amendment to Service and Procurement
             Agreement